SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2012
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Research In Motion Limited (the "Registrant") is furnishing this Report on Form 6-K solely to correct a typographical error in Document 3 to the Registrant's Report on Form 6-K, dated June 14, 2012, furnished with the Commission on EDGAR earlier today (the "Initial Report"). With the exception of correcting the typographical error in Document 3, the documents included as part of this Report are identical to those included as part of the Initial Report.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual Meeting.

2.	Management Information Circular for the Annual Meeting.

3.	Form of Proxy for Annual Meeting.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 10, 2012, at the Maureen Forrester Recital Hall, Wilfrid Laurier University, 75 University Avenue West, Waterloo, Ontario at 10:00 a.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 3, 2012 and the Auditor’s Report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;

4.	TO CONSIDER an advisory (non-binding) resolution on executive compensation;

5.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on July 6, 2012 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 24th day of May, 2012.

BY ORDER OF THE BOARD

(signed) Barbara Stymiest, Chair

DOCUMENT 2

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 10, 2012

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Research In Motion Limited (the “Company”) for use at the annual meeting of the shareholders of the Company to be held on Tuesday, July 10, 2012 at 10:00 a.m. (the “Meeting”) at Maureen Forrester Recital Hall, Wilfrid Laurier University, 75 University Avenue West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 22, 2012.

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND
SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?

Proxies are being solicited by management of the Company for use at the Meeting.  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs.  Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile.  Management expects that the cost of retaining a proxy solicitation firm or firms would not exceed $50,000.  The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	On what items am I voting?

You are being asked to vote on three items:

(1)	the election of directors to the Company’s board of directors (“Board of Directors”);
(2)	the re-appointment of auditors and the authorization of the Board of Directors to fix the auditors’ remuneration; and
(3)	an advisory vote on the Company’s approach to executive compensation as disclosed in this Management Information Circular.

3.	Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 22, 2012 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

4.	How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are registered in the name of an intermediary (an “Intermediary”), such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf, or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

5.	How do I vote my shares in person at the Meeting?

If you are a registered shareholder and plan to attend the Meeting on July 10, 2012 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting.  Please register with the Company's transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

6.	What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to Thorsten Heins, President and Chief Executive Officer of the Company, or failing him, Barbara Stymiest, Chair of the Board of Directors of the Company, to vote your Common Shares at the Meeting in accordance with your instructions.  You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting.  This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

7.	What should I do with my completed form of proxy?

If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on Friday July 6, 2012 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.  A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

8.	How will my shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly.  If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of the individuals listed herein as proposed nominees;
2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and the authorization of the Board of Directors to fix the auditors' remuneration; and
3)	FOR the non-binding advisory resolution to accept the Company’s approach to executive compensation as described in this Management Information Circular.

9.	If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chairman of the Meeting (“Chairman”) on the day of the Meeting or any adjournment thereof.

10.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

11.	What constitutes a quorum at the Meeting?

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20% of the issued and outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

12.	How many shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares.  524,159,844 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding.

13.	Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.(1)

(1)This information reflects share ownership as of the Record Date and is based on information from Nasdaq Online of The Nasdaq Stock Market, Inc.

14.	How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders.  Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

A non-registered shareholder who wishes to vote in person may attend at the Meeting as proxyholder for the Intermediary and vote the non-registered shareholders' Common Shares in that capacity.  If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

15.	Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes.  However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter.  Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

16.	What if I have other questions?

If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:

By Mail:    100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1
By Telephone: 1-800-564-6253
By Fax: 1-866-249-7775
By Internet: service@computershare.com

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2012: U.S. $1.00 = CDN $0.9913
Fiscal 2011: U.S. $1.00 = CDN $1.0207
Fiscal 2010: U.S. $1.00 = CDN $1.1119

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended March 3, 2012 (“Fiscal 2012”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements on Form 40-F were mailed to the Company's registered and beneficial shareholders who requested it.  Form 40-F is available on the Company's website at www.rim.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com.

2.	Election of Directors

The Company’s articles of amalgamation provide for the Board of Directors to consist of a minimum of one and a maximum of fifteen directors.  Mr. Antonio Viana-Baptista is not standing for re-election to the Board of Directors and Mr. Timothy Dattels is an additional proposed nominee for election at the Meeting.  As a result, the number of directors to be elected at the Meeting has been fixed by the Board of Directors at ten. All of the proposed nominees, other than Mr. Dattels, are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.  During the current fiscal year, the Board of Directors will also endeavour to increase its membership by one or more qualified directors taking into consideration the Board of Director’s then existing composition and experience.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the ten nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, municipality of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board of Directors, record of attendance at meetings of the Board of Directors and its standing committees, directorships of other publicly-traded companies during the preceding five years and board interlocks.  Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”) (1)(2).  The same Common Share and DSU information is provided for the fiscal year ended February 26, 2011 (“Fiscal 2011”) with values determined as of the record date(3) for the 2011 annual meeting.  See the description of the DSU Plan under “Directors’ Compensation” in this Management Information Circular.

(1)
The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“NASDAQ”) on the Record Date, which was $11.06 per Common Share.

(2)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit (“RSU”) information for certain of the directors.  Directors who are also officers of the Company are not compensated for Board of Director service and do not receive DSUs. RSU information for Mr. Heins under the RSU Plan is reported under “Executive and Director Compensation” in this Management Information Circular, stock option and RSU information for Mr. Lazaridis under the Stock Option Plan and the RSU Plan is reported under “Executive and Director Compensation” in this Management Information Circular, and stock option information for Mr. Richardson is reported under “Directors’ Compensation” in this Management Information Circular.

(3)
The value of Common Shares/DSUs as of the record date for the 2011 annual meeting was calculated using the closing price of the Common Shares on the NASDAQ on May 17, 2011, which was $43.78 per Common Share.

Timothy Dattels, San Francisco, California, U.S.A. (Independent Director)

Mr. Dattels, 53, is currently not a director of the Company.  He has an M.B.A. from Harvard Business School and a B.A. (Honors) from the University of Western Ontario. Mr. Dattels is a Senior Partner of TPG Capital, LP. Prior to joining TPG, Mr. Dattels served as a Partner and Managing Director of Goldman Sachs and was head of Investment Banking for all Asian countries other than Japan.  In addition to the public Board memberships listed below, Mr. Dattels is a Trustee of the San Francisco Ballet, San Francisco Jazz and the World Affairs Council.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
		Name of Reporting Issuer	Period of Service
Mr. Dattels has not previously served on the Board of Directors.		Current Boards Shangri-La Asia Ltd. Other Boards in Past 5 Years PRIMEDIA Inc. Sing Tao News Corp. Ltd. Parkway Holdings Limited Bank of Communications Co., Ltd. Board Interlock None	2004 - Present 2003 – 2006 2003 – 2010 2005 – 2010 2007 - 2008
Areas of Expertise
• Corporate Finance • Investment Management • Corporate Strategy • International Business
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	-	-	-	-
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	N/A	N/A	N/A	N/A

Thorsten Heins, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Heins, 54, has served as a director of the Company since January 2012 and is the President and Chief Executive Officer of the Company. He previously served as Chief Operating Officer, Product Engineering, overseeing the BlackBerry smartphone portfolio world-wide. Prior to joining the Company in 2007, Mr. Heins held several positions in the wireless industry including Chief Technology Officer of Siemens’ Communications Division and several general management positions in Siemens’ hardware and software businesses. Mr. Heins holds a Masters Degree in Science and Physics from the University of Hannover in Germany. He also serves as a member of the Board of Directors for the Canadian German Chamber of Industry and Commerce Inc.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board1	1/1	100%	Current Boards None Other Boards in Past 5 Years None Board Interlock None

Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	1,961	N/A	1,961	$21,689
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	N/A	N/A	N/A	N/A

1.	Mr. Heins’ attendance reflects his appointment to the Board of Directors in January 2012 after which there was only one meeting of the Board of Directors.

David Kerr, Toronto, Ontario, Canada (Independent Director)

Mr. Kerr, 68, has served as a director of the Company since July 2007. Mr. Kerr has a B.Sc. from McGill University and is a Chartered Accountant.  He is Managing Partner of Edper Financial Corporation, an investment holding company.  From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. In addition to the public board memberships indicated below, Mr. Kerr is a director of the Special Olympics Canada Foundation and is a member of the advisory board of the Schulich School of Business, York University.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	15/16	94%
Current Boards
Brookfield Asset Management Inc.
Sun Life Financial Inc.
Halmont Properties Corporation
Other Boards in Past 5 Years
CanWest Global Communications Corp.
Shell Canada Limited
Board Interlock
Sun Life Financial Inc. with Barbara Stymiest
				1987 - Present 2004 - Present 2009 - Present 2007 - 2010 2003 - 2007
Audit and Risk Management Committee	6/7	86%
Compensation, Nomination & Governance Committee	4/5	80%
Strategic Planning Committee1	1/1	100%
Overall attendance	26/29	90%
Areas of Expertise
•    Accounting and Corporate Finance
•    Corporate Governance
•    Executive Compensation and Succession
•    Public Company Board Experience
•    Investment Management
•    Executive Leadership
•    Strategic Management

Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	15,000	11,465	26,465	$292,703
2011	15,000	6,696	21,696	$949,851
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	315,883,456	93.76	21,025,385	6.24

1.
In September 2011, the Board of Directors made the Strategic Planning Committee a committee of the whole Board of Directors.  Only one meeting of the committee occurred thereafter. Prior to September 2011, all members of the Board of Directors typically attended the Strategic Planning Committee meetings and Mr. Kerr attended 3 of 4 such meetings.

Claudia Kotchka, Cincinnati, Ohio, U.S.A. (Independent Director)

Ms. Kotchka, 60, has served as a director of the Company since July 2011.  She has a B.B.A., Cum Laude, from Ohio University and is a Certified Public Accountant.  Ms. Kotchka is an independent consultant to Fortune 500 companies on innovation, strategy and design.  She is also a speaker at conferences and forums on design and innovation and has been a guest lecturer at business schools and universities including Stanford University, Syracuse University, the University of Miami, and Wake Forest University.  Prior to her retirement from Proctor & Gamble, Inc. in 2009, she held various executive roles of increasing responsibility during her 31 year career at Procter & Gamble, including Vice President, Design Innovation & Strategy from 2001 to 2009; Vice President, eBusiness Ventures in 2000; Vice President, Marketing, Global Feminine Care from 1999 to 2000; and Vice President, Design & Marketing Knowledge, P&G Worldwide from 1997 to 1999.  Ms. Kotchka is a Member of the Board of Trustees of the Smithsonian Design Museum and an Advisor with Stanford University Institute of Design.  She has also served on a number of charitable organizations including as a member of the United Way Women’s Leadership Council, as well as a member of the Board of Directors of the Audubon Society and Reading for Life.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	6/8	75%	Current Boards None Other Boards in Past 5 Years None Board Interlock None
Audit and Risk Management Committee	2/2	100%
Strategic Planning Committee1	1/1	100%
Overall Attendance	9/11	82%
Areas of Expertise
• Brand Marketing and Communications • Design, Innovation and Strategy • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	-	11,508	11,508	$127,278
2011	N/A	N/A	N/A	N/A
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	316,917,113	94.07	19,991,728	5.93

1.
In September 2011, the Board of Directors made the Strategic Planning Committee a committee of the whole Board of Directors.  Only one meeting of the committee occurred thereafter.  Prior to September 2011, all members of the Board of Directors typically attended the Strategic Planning Committee meetings and Ms. Kotchka attended all such meetings held after her election to the Board of Directors in July 2011.

Mike Lazaridis, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Lazaridis, 51, has served as a director of the Company since 1984 and is the co-founder and Vice Chair of the Company. He served as President and Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company until January 2012.  He holds an honorary Doctor of Engineering degree from the University of Waterloo.  In May 2009, Mr. Lazaridis was inducted into the Order of the Business Hall of Fame in recognition of his business excellence, outstanding business achievements and enduring contributions to Canadian society.  In recognition of his leadership and innovation, he was named by The Globe and Mail as Canada’s Nation Builder of the Year for 2002.  He is also an Officer of the Order of Canada.   Mr. Lazaridis has more than 50 patents issued and has received dozens of industry and community awards for his innovations in wireless radio technology/software.  He has founded two research institutions of international significance: the Perimeter Institute for Theoretical Physics, an independent theoretical physics research institute and the Institute for Quantum Computing, a research center focused on fundamental aspects of quantum mechanics and their applications to information processing which was established within the University of Waterloo.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	16/16	100%	Current Boards None Other Boards in Past 5 Years None Board Interlock None
Strategic Planning Committee	4/4	100%
Overall Attendance	20/20	100%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	29,672,616	1,838	29,674,454	$328,199,461
2011	26,488,706	N/A	26,488,706	$1,159,675,549
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	307,169,277	91.17	29,739,564	8.83

1.   Mr. Lazaridis entered into certain automatic securities disposition plans on September 28, 2010 (the “Lazaridis ASDPs”), which generally provided for weekly dispositions, subject to certain volume and other limits, in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy.  The Lazaridis ASDPs provided for the disposition of 1,050,000 Common Shares issuable upon the exercise of stock options granted to Mr. Lazaridis, including 600,000 shares underlying stock options that would have expired in January 2011.  Mr. Lazaridis voluntarily terminated the Lazaridis ASDPs, effective January 30, 2012, following his resignation as Co-CEO.  At the effective date of termination, 851,535 Common Shares had been donated by Mr. Lazaridis to a registered charitable foundation established by Mr. Lazaridis, and 1,703,071 Common Shares had been sold, under the Lazaridis ASDPs.

Roger Martin, Toronto, Ontario, Canada (Independent Director)

Mr. Martin, 55, has served as a director of the Company since July 2007.  Mr. Martin has an AB from Harvard College, with a concentration in Economics, and a MBA from the Harvard School of Business.  He is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm.  In addition to the public board memberships indicated below, Mr. Martin also serves as the Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress, a director on the board of the Skoll Foundation, a Vice-Chair of Tennis Canada, a trustee of The Hospital for Sick Children, and a  director of AIC Institute for Corporate Citizenship.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	14/16	88%	Current Boards Thomson Reuters Corporation Other Boards in Past 5 Years None Board Interlock None	1999 - Present
Strategic Planning Committee	4/4	100%
Overall attendance	18/20	90%
Areas of Expertise
• Corporate Strategy • Corporate Finance • Marketing • International Business
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	-	18,355	18,355	$203,006
2011	-	8,330	8,330	$365,081
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	316,909,226	94.06	19,999,615	5.94

John E. Richardson, Toronto, Ontario, Canada (Independent Director)

Mr. Richardson, 79, has served as a director of the Company since 2003 and served as the Lead Director of the Company from March 2007 to January 2012. He has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson is currently a corporate director. He was appointed Chairman of the Ontario Pension Board in July 2004 and retired from that position at the end of his three year term in June 2007. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. He was a past board member with The Insurance Bureau of Canada and the Facility Association.  In addition to the public board memberships indicated below, Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	16/16	100%	Current Boards Armtec Infrastructure Income Fund Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund Board Interlock None	2004 - Present 2006 - 2009
Audit and Risk Management Committee	7/7	100%
Compensation, Nomination & Governance Committee	5/5	100%
Strategic Planning Committee1	1/1	100%
Overall attendance	29/29	100%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Investment Management • Outside Board Experience • Executive Leadership
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	44,500	20,089	64,589	$714,354
2011	44,500	9,009	53,509	$2,342,624
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	301,449,038	89.47	35,459,804	10.53

1.
In September 2011, the Board of Directors made the Strategic Planning Committee a committee of the whole Board of Directors.  Only one meeting of the committee occurred thereafter. Prior to September 2011, all members of the Board of Directors typically attended the Strategic Planning Committee meetings and Mr. Richardson attended all such meetings.

Barbara Stymiest, Toronto, Ontario, Canada (Independent Director)

Ms. Stymiest, 55, has served as a director of the Company since March 2007 and has been the Chair of the Company since January 2012.  She has an HBA from the Richard Ivey School of Business, University of Western Ontario and a FCA from the Institute of Chartered Accountants of Ontario. Ms. Stymiest is currently a corporate director. From 2004 to 2011, Ms. Stymiest held various senior management positions at the Royal Bank of Canada and served as a member of the Group Executive responsible for the overall strategic direction of the Royal Bank of Canada.  Prior to that, she held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently a Director of George Weston Limited, Sun Life Financial Inc., University Health Network, the Canadian Institute for Advanced Research and the Royal Ontario Museum.  She has also served on a number of professional and charitable organizations including the Canadian Institute for Chartered Accountants’ Accounting Oversight Committee, United Way Campaign Cabinet and Hincks-Dellcrest Children’s Centre.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	15/16	94%	Current Boards George Weston Limited Sun Life Financial Inc. Other Boards in Past 5 Years None Board Interlock Sun Life Financial Inc. with David Kerr	2011 - Present 2012 - Present
Audit and Risk Management Committee	7/7	100%
Strategic Planning Committee1	0/1	0%
Overall attendance	22/24	92%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Risk Management • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	10,000	20,554	30,554	$337,927
2011	10,000	9,684	19,684	$861,766
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	316,770,956	94.02	20,137,886	5.98

1.
In September 2011, the Board of Directors made the Strategic Planning Committee a committee of the whole Board of Directors.  Only one meeting of the committee occurred thereafter.  Prior to September 2011, all members of the Board of Directors typically attended the Strategic Planning Committee meetings and Ms. Stymiest attended 3 of 4 such meetings.

Prem Watsa, Toronto, Ontario, Canada (Independent Director)

Mr. Watsa, 62, has served as a director of the Company since January 2012.  He has a Bachelors Degree in Chemical Engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario. He is also a Chartered Financial Analyst. Mr. Watsa is currently Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. He is also Vice President of Hamblin Watsa Investment Counsel, Chairman of Odyssey Re and Chairman of the Board, Northbridge Financial Corporation. Prior to joining Fairfax Financial Holdings Limited, he held various positions with Confederation Life Insurance Company and GW Asset Management.  In addition to the public board indicated below, Mr. Watsa is a member of the Board of Trustees of the Hospital for Sick Children, member of the Advisory Board for the Richard Ivey School of Business, member of the Board of Directors of the Royal Ontario Museum Foundation and Chairman of the Investment Committee of St. Paul’s Anglican church in Toronto.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board1	1/1	100%	Current Boards Fairfax Financial Holdings Limited Other Boards in Past 5 Years None Board Interlock None	1985 - Present
Overall attendance	1/1	100%
Areas of Expertise
• Corporate Finance • Investment Management • Executive Leadership
Securities Held2
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	-	12,868	12,868	$142,320
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	N/A	N/A	N/A	N/A

1.	Mr. Watsa’s attendance reflects his appointment to the Board of Directors in January 2012 after which there was only one meeting of the Board of Directors.
2.
In addition, as of Record Date, Fairfax Financial Holdings Limited (“Fairfax”) and certain of its wholly-owned or controlled subsidiaries beneficially owned approximately 26.8 million common shares of the Company representing approximately 5% of the issued and outstanding common shares of the Company. Prem Watsa is the Chairman and Chief Executive Officer of Fairfax and beneficially owns shares carrying approximately 45% of the votes attached to all outstanding shares of Fairfax.

John Wetmore, Toronto, Ontario, Canada (Independent Director)

Mr. Wetmore, 62, has served as a director of the Company since March 2007.  He has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is currently a corporate director. He is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada.  He also held various finance positions at IBM Americas.  In addition to the public boards indicated below, Mr. Wetmore has previously served as a director of the Sunnybrook Hospital Foundation, a member of the University of Waterloo Board of Governors and a member of the United Way of Greater Toronto Campaign Cabinet.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Reporting Issuer	Period of Service
Board	16/16	100%	Current Boards Loblaw Companies Limited Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund Board Interlock None	2006 - Present 2006-2009
Compensation, Nomination & Governance Committee	5/5	100%
Strategic Planning Committee	4/4	100%
Overall attendance	25/25	100%
Areas of Expertise
•    Information Technology and Telecom Industry
•    Executive Compensation and Succession
•    Corporate Governance
•    Outside Board Experience
•    Executive Leadership
•    Strategic Management
•    Finance and Planning
•    Sales and Marketing

Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2012	7,200	13,939	21,139	$233,797
2011	7,200	6,880	14,080	$616,422
2011 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2011	315,954,142	93.78	20,954,699	6.22

Director Attendance, Committee Membership & Fiscal 2012 Meetings

Board members are expected, to the best of their abilities, to attend all Board of Directors meetings and meetings of committees on which they serve.  In particular, Board members are expected to attend at least 80% or more of the total meetings of the Board of Directors and their respective standing committees unless the member has valid reason for the absences such as illness, emergency and company business. Meeting attendance of each nominee proposed for election is reported above. All members of the Board of Directors attended 80% or more of the total meetings of the Board of Directors and their respective committees.  The chart below shows the membership of the Board of Directors and standing committees and the number of meetings held by each during Fiscal 2012. In addition, to maintain independence from management, the Board of Directors and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Director	Board	Audit & Risk Management	Compensation, Nomination & Governance	Strategic Planning	Innovation 1	Total Number of Fiscal 2012 Meetings
Thorsten Heins	√			√	√
David Kerr	√	√ (Chair)	√	√
Claudia Kotchka	√	√		√	√
Mike Lazaridis	√			√	√ (Chair)
Roger Martin	√			√ (Chair)	√
John Richardson	√	√	√	√
Barbara Stymiest	√ (Chair)	√	√	√	√
Prem Watsa	√			√
John Wetmore	√		√ (Chair)	√
Number of Fiscal 2012 Meetings	16	7	5	4	0	32

1.
The Innovation Committee was constituted in January 2012, but did not convene its first meeting until the Board of Directors held its regularly scheduled quarterly meeting in March 2012.  Accordingly, no committee meeting occurred in Fiscal 2012.

Penalties and Sanctions

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s senior officers, directors, proposed nominees for directors (other than Messrs. Dattels, Heins, Kerr, Martin, Watsa and Ms. Kotchka who were not directors at the time) and certain other insiders of the Company were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”) which was in effect from November 7, 2006 until May 23, 2007.  The MCTO prohibited trading in the Company's securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked after the required securities filings were made by the Company with the OSC.

On February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Mike Lazaridis, James Balsillie (who ceased to be a director of the Company in January 2012), and certain other former directors and officers of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.  Mr. Lazaridis, Mr. Balsillie and one former officer of the Company agreed to contribute, in the aggregate, a total of approximately CDN $83.1 million to the Company, consisting of (i) a total of CDN $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006, and (ii) a total of CDN $44.8 million to the Company (CDN $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company.  These contributions were made through Mr. Lazaridis, Mr. Balsillie and one former officer undertaking not to exercise vested stock options to acquire an aggregate of 1,160,129 Common Shares of the Company.  As all of the relevant stock options have expired, these undertakings have been satisfied. Mr. Lazaridis and Mr. Balsillie also paid CDN $1.65 million and CDN$5.7 million, respectively, to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.  As part of the OSC settlement relating to current directors of the Company, Mr. Lazaridis and Mr. Balsillie were reprimanded by the OSC and Mr. Lazaridis agreed to complete a course acceptable to staff of the OSC regarding the duties of directors and officers of public companies by February 5, 2010.  Mr. Lazaridis has completed courses acceptable to the staff of the OSC.

On February 17, 2009, the Company, Mr. Lazaridis, Mr. Balsillie and two other former officers of the Company entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices.  Mr. Lazaridis and Mr. Balsillie, consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Mr. Lazaridis and Mr. Balsillie, were liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts were deemed paid in full because Mr. Lazaridis and Mr. Balsillie had already voluntarily paid those amounts to the Company as part of a series of recommendations of a Special Committee of the Company’s Board of Directors following the voluntary internal review by the Company of its historical stock option granting practices.  Mr. Balsillie, Mr. Lazaridis and two former officers of the Company also agreed to monetary penalties in the aggregate of $1.425 million.

Mr. Kerr became a director of Canwest Global Communications Corp. (“Canwest Global”) in 2007. In October 2009, Canwest Global filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and filed for recognition and ancillary relief under Chapter 15 of the United States Bankruptcy Code.  On July 19, 2010, creditors of Canwest Global approved a purchase and sale transaction (the “Transaction”) between Canwest Global, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries (collectively, the “CMI Entities”) and Shaw Communications Inc. to allow Canwest Global to emerge from CCAA protection. The Transaction was sanctioned by the Ontario Superior Court of Justice (Commercial List) on July 28, 2010. On October 27, 2010, the Transaction was completed.  Accordingly, Canwest Global has disposed of all of its operating assets and ceased to carry on business.  In addition, Canwest Global’s subordinate voting shares and non-voting shares have been delisted from the TSX Venture Exchange, Canwest Global has changed its name to 2737469 Canada Inc., and the directors and officers of the CMI Entities have resigned from their positions. Subsequent to October 27, 2010, the stay period with respect to Canwest Television GP Inc. (now Shaw Television GP Inc.), Canwest Television Limited Partnership (now Shaw Television Limited Partnership), Canwest Global Broadcasting Inc./Radiodiffusion Canwest Global Inc. (now Shaw Global Broadcasting Inc.), Fox Sports World Canada Holdco Inc., and Fox Sports World Canada Partnership (the “CTLP Plan Entities”) was terminated. By Orders dated November 2, 2010, May 3, 2011, September 29, 2011, and December 9, 2011, the stay period with respect to the remaining CMI Entities was extended until March 31, 2012. On October 25, 2011, CMI made an assignment into bankruptcy and FTI Consulting Canada Inc. (“FTI”) was appointed as trustee in bankruptcy. Further background information regarding the CMI Entities and the CCAA proceedings is provided in, among other things, various reports of FTI, copies of which have been posted on FTI's website for the CCAA proceedings at http://cfcanada.fticonsulting.com/cmi. Mr. Kerr ceased to be a director of Canwest Global in 2010.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration.  E&Y has been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended March 3, 2012 and February 26, 2011, the Company incurred the following fees for the services of E&Y:

	Fiscal 2012	Fiscal 2011
Audit Fees	$3,331,000	$2,811,000
Audit Related Fees	$195,000	$65,000
Tax Fees	$0	$6,700
Total Fees	$3,526,000	$2,882,700

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending March 2, 2013 and authorizing the Board of Directors to fix the auditors’ remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Advisory Vote on Executive Compensation

In March 2012, the Board of Directors approved a Say on Pay Policy (“Policy”), a copy of which is set out in Schedule “A”. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote on executive compensation by common shareholders, beginning at this Meeting. The form of resolution is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2012 annual meeting of shareholders.

Consistent with the Policy, this is an advisory vote only and is not binding on the Board of Directors which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy in Schedule “A”.

The Board of Directors recommends that shareholders vote FOR the resolution relating to the Company’s approach to executive compensation. Unless the shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to accept the Company’s approach to executive compensation disclosed in this Management Information Circular.

EXECUTIVE AND DIRECTOR COMPENSATION

1.  Compensation Discussion & Analysis

Introduction

This Compensation Discussion and Analysis ("CD&A") describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions were made by the Compensation, Nomination and Governance Committee of the Board of Directors (“CNG Committee”) during the annual executive compensation review for Fiscal 2012.  This CD&A also provides details on decisions made with respect to the compensation paid, and to be paid, to the Company's former Co-Chief Executive Officers (Messrs. Balsillie and Lazaridis), its current Chief Executive Officer (Mr. Heins), its Chief Financial Officer (Mr. Bidulka) and the three other most highly compensated executive officers  (“Named Executive Officers” or “NEOs”).  This CD&A also explains the elements that are part of each NEO's compensation and compares the trend in NEO compensation to the Company’s performance.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	CNG Committee & Independent Advisors	Describes the experience, independence and role of the CNG Committee in reviewing, approving and making compensation decisions as well as the role and compensation of its independent compensation advisors.	19
B	Executive Compensation Strategy & Philosophy	Describes the Company’s overall executive compensation strategy and philosophy.	23
C	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision making process and the comparator group considered to assess the competitiveness of the Company’s executive compensation and to support executive compensation decision making.	24
D	Compensation Elements for the NEOs	Describes how compensation design decisions are made and the elements of executive compensation including, why the Company chooses to pay each element and how each element fits into the overall compensation strategy and philosophy.	26
E	Compensation Practices Risk & Hedging	Describes how the Company’s compensation practices take risk into account.	33
F	Company Performance vs. Comparator Group & Indices	Compares the Company’s one and three year operational performance relative to its comparator group and describes the cumulative total shareholder return in the Company compared to the TSX/NASDAQ indices.	34
G	Summary Compensation Table & Disclosures	Describes the actual compensation awarded to each of the NEOs.	38

A.	CNG Committee & Independent Advisors

The Board of Directors, with the support of the CNG Committee, is responsible for the Company’s executive compensation.  At the time of making NEO compensation decisions for Fiscal 2012, the CNG Committee consisted of John Wetmore (Chair), John Richardson and David Kerr.  In September 2011, Mr. Antonio Viana-Baptista, who is not standing for re-election to the Board of Directors, was appointed to the CNG Committee.  In

January 2012, Ms. Stymiest was appointed to the CNG Committee in connection with her appointment as the Chair of the Board of Directors.  None of the members of the CNG Committee has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company.  No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Company’s Board of Directors or the CNG Committee.  All members of the CNG Committee are independent directors within the meaning of the rules of NASDAQ and applicable Canadian securities laws.

The Board believes that the members of the CNG Committee are qualified to fulfill the duties of the Committee due to their experience and direct involvement in executive compensation decision making as outlined in the below chart which references all members of the CNG Committee other than Mr. Viana-Baptista who is not standing for re-election.  The members of the CNG Committee have an understanding of executive compensation decision making, including the underlying policies and principles, as a result of their experience as senior executives at significant Canadian companies/firms which include ultimate responsibility for human resources and compensation.  This understanding has also been garnered via their service on the CNG Committee of the Company and the compensation/pension committees at other public companies.  Messrs. Wetmore, Richardson and Kerr, as well as Ms. Stymiest, also have extensive experience serving on the Company’s Audit and Risk Management Committee or the audit committees of other public companies, which experience is relevant to the CNG Committee’s risk management responsibilities in respect of the Company’s compensation policies and practices.  In addition, at least one member of the CNG Committee is also a member of the other committees of the Board of Directors.  This cross-committee membership also provides an opportunity for better alignment of committee work.

Member	Experience & Skills
John Wetmore (Chair)
•      Chair of the CNG Committee since April 2007
•      Former President and Chief Executive Officer of IBM Canada for approximately five years
•      Current Member of Pension and Audit Committee of the Board of Directors of Loblaw Companies Limited
•      Former Member of Compensation Committee of the Board of Directors of Resolve Business Outsourcing Income Fund
•      Former Member of Human Resources Committee of the Board of Directors of Canada Life Financial Corporation

Barbara Stymiest
•      Former Member of the Group Executive and former Group Head of Strategy, Treasury & Corporate Services at the Royal Bank of Canada for approximately seven years
•      Former Chief Executive Officer of the TSX Group Inc. for approximately five years
•      Former Executive Vice President and Chief Financial Officer at BMO Nesbitt Burns
•      Current Member of Pension Committee and Audit Committee of the Board of Directors of George Weston Limited
•      Current Member of Human Resources Committee of the Board of Directors of Sun Life Financial

Member	Experience & Skills
John Richardson
•      Member of the CNG Committee for approximately five years
•      Former Chair of the Ontario Pension Board for three years
•      Former Senior Partner of Clarkson Gordon & Co. (now Ernst & Young LLP)
•      Former Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.)
•      Former Chairman, President and Chief Executive Officer of Wellington Insurance
•      Former Member of the Compensation Committee of the Board of Directors of Resolve Business Outsourcing Income Fund

David Kerr
•      Member of the CNG Committee for approximately four years
•      Former President and Chief Executive Officer of Falconbridge Limited for approximately ten years
•      Current Member of Management Resources Committee of the Board of Directors of Sunlife Financial
•      Current Member of Risk Management Committee of the Board of Directors of Brookfield Asset Management

The CNG Committee meets without management present at each of its quarterly meetings and is governed by a written Charter that was adopted by the CNG Committee and the Board of Directors in December 2009 and amended in June 2011 and March 2012.  The CNG Committee’s Charter may be viewed at www. rim.com/investors/governance.  In relation to its duties and responsibilities concerning compensation matters pursuant to its Charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and annually reviewing, and recommending to the Board of Directors for approval, the compensation of the Company’s executive officers. During Fiscal 2012, the Company’s executive officers were as follows (collectively, “Executive Officers”):

• Chief Executive Officer (“CEO”) - Thorsten Heins • Former Co-Chief Executive Officers - Mike Lazaridis & James L. Balsillie • Chief Financial Officer (“CFO”) - Brian Bidulka
•      Former Chief Operating Officer, Global
        Operations - James Rowan
•      Chief Legal Officer - Karima Bawa
•      Former Chief Technology Officer, Software -
   David Yach
   •      Chief Information Officer – Robin Bienfait

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices and makes recommendations on Executive Officer compensation to the entire Board for its consideration and approval.  In consultation with the independent members of the Board of Directors, the CNG Committee also assesses the performance of the Chief Executive Officer(s) each year using both financial and non-financial measurements.  Recommendations made by the CNG Committee on the Chief Executive Officer(s) compensation is reviewed and discussed by the independent members of the Board of Directors before final approval.

The CNG Committee has sole authority to retain independent advisors to provide the committee with advice on the Company’s compensation practices.  It also has the authority to approve the fees payable to any independent compensation advisor that it retains.  The CNG Committee retained the services of its current independent advisor, Frederic W. Cook & Co., Inc. (“Frederic Cook”), in August 2010.  Since then, the Chair and the members of the CNG Committee have had full discretion to consult with Frederic Cook and any services to be performed by Frederic Cook for the Company must be approved by the Chair of the CNG Committee.  Frederic Cook’s mandate is to provide services from time to time as requested by the CNG Committee or its Chair, including in the following areas:

•	Review proposals prepared by management on the executive compensation program.

•	Attend meetings of the CNG Committee and Board of Directors.

•
Periodically review various aspects of the Company’s executive compensation program through a review of incentive compensation documentation, employment and separation agreements, and other documentation on the Company’s executive benefit and perquisite programs.

•
Provide competitive data on compensation levels and other relevant executive compensation practices, such as analyses of the total equity grants being made at comparator group companies and pay/performance analyses.

•	Annually review the comparator group used for compensation comparisons to ensure that it remains relevant.

•	Prepare regular reports summarizing the emerging trends in executive compensation to ensure that the CNG Committee is informed of the latest developments.

•	Review the Compensation Discussion and Analysis and compensation-related tables and disclosure in the annual management information circular.

•	Provide recommendations to the CNG Committee on stock ownership policies.

Frederic Cook has not performed any other services for the Company.  Decisions made by the CNG Committee generally reflect factors and considerations in addition to the information and advice provided to it by Frederic Cook.

The approximate fees paid to the CNG Committee’s independent advisors in Fiscal 2012 (Frederic Cook) and Fiscal 2011 (Towers Watson and Frederic Cook) were as follows:

	Fiscal 2012		Fiscal 20111
	Frederic Cook	Towers Watson	Frederic Cook	Towers Watson
Fees for Executive Compensation Services provided to CNG Committee	CDN $188,347	-	CDN $74,511	CDN $54,000
Total Annual Fees	CDN $188,347		CDN $128,511

1.
For part of Fiscal 2011, Towers Watson was the independent compensation advisor to the CNG Committee.  With the merger of Towers Perrin and Watson Wyatt in January, 2010 to form Towers Watson, it was determined that management would use Towers Watson as its primary compensation advisor and the CNG Committee, after a search process, retained the services of Frederic Cook.  The fees paid to Frederic Cook for the second part of Fiscal 2011 were CDN $74,511 and the fees paid to Towers Watson for the first part of Fiscal 2011 were CDN $54,000.

B.	Executive Compensation Strategy & Philosophy

The Company aims to provide appropriate compensation for its Executive Officers that is internally equitable, externally competitive and reflects both individual achievements and Company performance. The executive compensation strategy supported by the CNG Committee and the Board of Directors in Fiscal 2012 focused on the following strategic objectives and general principles:

Strategic Objective	General Principle
Attract, motivate and retain exceptionally talented, high performing, entrepreneurial executives
Design a total executive compensation program that is market competitive and balanced between base salary, short-term and long-term incentive compensation.  The Company seeks to align compensation with the Executive Officer’s experience, competency and contribution.

Establish a clear performance linkage aligning compensation to business and individual performance
The Company seeks to utilize a pay for performance philosophy.  Compensation programs will be linked with measures critical to the success of the Company’s business.  Our Executive Officers individual performance objectives and outcomes will impact compensation outcomes.

Align to external market but balance with simplicity and Company culture
The Company will utilize a specific set of high technology comparators that are relevant to the Company to understand overall market practices.  To the extent a Canadian comparator group remains appropriate, the Company will also periodically review Canadian general industry comparators to ensure a balanced view of trends.  The Company’s overall Executive Officer compensation philosophy highly values simplicity.  The Company’s program design will seek to emphasize the Company’s unique culture and entrepreneurial spirit.

Align short term compensation to Company objectives and outcomes	The Company’s Annual Incentive Program aligns the Company’s executives to the Company’s short term objectives.
Align long term compensation to shareholder interests	Our long-term incentive programs link executive compensation to shareholder interests.
Encourage and recognize value‐based leadership behaviors
Each Executive Officer’s performance outcome will be assessed not only on what the Executive Officer achieves but also based on how the Executive Officer achieves results. Performance outcomes will directly impact compensation outcomes.

Provide benefits that are fair and reasonably competitive
The company’s Executive Officers participate in the same benefit plans as other employees. Some supplemental benefit programs may be offered for competitive reasons.  The Company will generally be more conservative than market practice with respect to benefits.  The Company will increase its emphasis on executive health and wellness to mitigate risks to the Company.

C.	Executive Compensation Decision-Making

Decision Process and Timing

The CNG Committee, with guidance and advice from its independent compensation advisor, annually reviews Executive Officer compensation.  The annual review includes a review of all elements of executive compensation, individual Executive Officer performance relative to individual objectives, Company performance relative to pre-determined Company objectives, input from the Company’s human resources function and the CEO(s) (other than on CEO compensation) and market comparator group data.  The CNG Committee then makes recommendations to the full Board of Directors which approves Executive Officer compensation other than compensation for the CEO(s), which is approved by the independent members of the Board of Directors.  These reviews and approvals for Fiscal 2012 compensation occurred as follows:

Topic	March 2011	May 2011	June 2011	September 2011	March 2012
Base Salary		Fiscal 2012 Base Salaries Approved to take Effect in September 20111		Fiscal 2012 Base Salaries Effective
Annual Incentive	Fiscal 2011 Results Approved	Fiscal 2011 Annual Incentive Payments Approved	Fiscal 2012 Annual Incentive Targets Reviewed & Approved		Fiscal 2012 Results Approved and Fiscal 2012 Zero (0) Payments Confirmed
Long-Term Incentive				Fiscal 2012 Regular Annual Long-Term Incentive Awards Approved & Granted2

1.
Base salary increases for a fiscal year have historically taken effect in June of that fiscal year.  Taking into consideration then current Company performance, base salary increases for Fiscal 2012 were deferred to take effect in September 2011.  Thorsten Heins’ base salary was also increased in January 2012 in connection with his promotion to President and CEO.

2.
Thorsten Heins received an additional Restricted Share Unit award in January 2012 in connection with his promotion to President and CEO.  This award is reflective of the Company’s practice to make grants to new hires and those receiving promotions.  Periodic, selective retention grants may also be made each quarter.

The separation in time between decision making regarding the short-term and long-term elements of executive compensation allowed the Company, the CNG Committee and the Board of Directors to take into consideration the financial performance of the Company during Fiscal 2011 and the first and second quarters of Fiscal 2012 as well as the individual performance of the Executive Officers.  It also provides an opportunity to review updated competitive data before approving the long-term incentive compensation.  Even though the annual compensation review addresses base salary, annual incentive and long-term incentive elements at different times, the CNG Committee and the Board of Directors review and consider compensation in the context of total compensation.

Comparator Group Development

For the purpose of considering the competitiveness of the Company’s executive compensation for Fiscal 2012, the Company established and used compensation data from two market comparator groups approved by the CNG Committee taking into consideration information and advice from Frederic Cook.  There are two comparator groups:  a primary high technology comparator group and a secondary comparator group of Canadian companies.  The primary high technology comparator group for Fiscal 2012 was selected on the basis of the following objective selection criteria which are generally consistent with the Company’s practices in prior fiscal years:

•
Cross section of high technology and telecom industry and targeting mostly U.S. technology companies (GICS code 451010), internet and service companies (GICS code 451030), software companies (GICS code 452020), electronic equipment companies (GICS code 452030) and semiconductor companies (GICS code 453010);

•	Companies with global operations;
•	Companies whose products compete directly with the Company;
•	Companies who the Company competes with for executive talent; and
•	Companies having similar revenue and profits as the Company, with a desire to have the Company’s revenue and profit near the median to mitigate any bias in the data.

Based on the above objective criteria, the following changes were made to the Fiscal 2011 comparator group to form the Fiscal 2012 high technology comparator group: ADP and Thomson Reuters were deleted; Amazon, SAP AG, and Symantec were added; Motorola Inc. was replaced with Motorola Mobility; and BCE Inc., Rogers Communications, and Telus Corporation were moved to a Canadian Comparator Group that is described further below.  The fifteen companies in the high technology comparator group are presented in the following table that reflects the fiscal year data available for each company at the time the CNG Committee conducted its comparator group review for Fiscal 2012.  The executive compensation of the comparator group companies was utilized to review and make decisions regarding compensation elements for Fiscal 2012, including base salary, annual incentives, and long term incentive compensation/equity, relative to the median for such elements in the high technology comparator group.

High Technology Comparator Group
Comparator Company Corporate Information – FY 2012 Compensation Decisions*
(millions)
Company Name	Revenue1	Market Cap2	Gross Profit1	Gross Profit Margin	Global
Amazon.com	$34,204	$81,239	$8,211	24%	x
Apple	$76,283	$320,988	$30,745	40%	x
Cisco Systems	$42,361	$94,891	$28,203	67%	x
eBay	$9,156	$40,281	$7,164	78%	x
EMC	$17,015	$54,959	$11,201	66%	x
Google	$29,321	$188,526	$20,285	69%	x
Intel	$43,623	$111,212	$33,422	77%	x
Microsoft	$66,690	$213,352	$55,562	83%	x
Motorola Mobility	$11,460	$7,187	$3,157	28%	x
Nokia	$56,639	$31,565	$19,904	35%	x
Qualcomm	$11,671	$89,592	$8,837	76%	x
SAP AG	$16,538	$72,875	$12,092	73%	x
Symantec	$6,048	$14,151	$5,394	89%	x
Texas Instruments	$13,966	$40,347	$8,405	60%	x
Yahoo!	$6,325	$21,831	$4,348	69%	x
25th Percentile	$11,566	$35,923	$7,688	50%
50th Percentile	$17,015	$72,875	$11,201	69%
75th Percentile	$42,992	$103,051	$24,244	76%
Research In Motion	$19,907	$29,360	$8,825	44%	x

*   All data sourced from Standard & Poor’s Compustat.

1.	Revenue and Gross Profit reflect trailing four quarter information available as of March 31, 2011, based on the time when the comparator group was established.
2.	Market Capitalization is as of March 31, 2011.

The Canadian company comparator group was selected primarily based on revenue, market capitalization, scope/complexity of operations and to represent a cross section of industries.  These companies are utilized, on a secondary basis, to compare the overall competitiveness of the Company’s executive compensation and overall compensation practices in the Company’s Canadian marketplace. This group is viewed as a secondary comparator group because the Company competes for executive talent and shareholder capital within its global market rather than its local markets.

Canadian Comparator Group
Comparator Company Corporate Information – FY 2012 Compensation Decisions*
(millions)
Company Name	Revenue1	Market Cap2	Gross Profit1	Gross Profit Margin	Global
Agrium	$10,520	$14,546	$2,637	25%
Bank of Nova Scotia	$23,892	$66,150	$7,093	30%	x
Barrick Gold	$10,924	$51,832	$6,370	58%	x
BCE	$18,053	$27,337	$13,108	73%
Bombardier	$17,712	$12,130	$3,088	17%	x
Cenovus Energy	$12,961	$29,640	$3,020	23%
Enbridge	$15,113	$23,658	$2,368	16%
George Weston	$31,241	$8,520	$8,051	26%
Husky Energy	$17,756	$26,240	$5,187	29%	x
Manulife Financial	$36,629	$31,453	$4,712	13%	x
Power Corp of Canada	$32,896	$11,773	$3,332	10%	x
Rogers Communication	$12,175	$20,221	$4,588	38%
Shoppers Drug Mart	$10,133	$8,670	$3,817	38%
Sun Life Financial	$24,618	$18,041	$2,524	10%	x
Suncor Energy	$35,866	$70,197	$7,565	21%
TELUS	$9,770	$15,631	$6,393	65%
25th Percentile	$11,862	$13,942	$3,071	17%
50th Percentile	$17,734	$21,940	$4,650	25%
75th Percentile	$26,274	$30,093	$6,568	38%

Research In Motion	$19,907	$29,360	$8,825	44%	x

*	All data sourced from Standard & Poor’s Compustat.
1.	Revenue and Gross Profit reflect trailing four quarter information available as of March 31, 2011, based on the time when the comparator group was established.
2.	Market Capitalization is as of March 31, 2011.

The CNG Committee is reviewing the comparator groups for the purposes of Fiscal 2013 compensation decisions in light of the reduction in the Company’s market capitalization and will make such adjustments to the comparator groups as it determines to be necessary.

D.	Compensation Elements for the NEOs

The compensation of the Company's Named Executive Officers is comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation.  The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary (Annual Fixed)
•             This element provides minimum compensation to secure day-to-day services and reflects the Executive Officer's role within the Company, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Elements	Purpose of the Compensation Elements
Annual Incentive (Annual Variable)	• This element is designed to motivate and reward an Executive Officer for contribution to the achievements of the Company and individual goals set for the fiscal year.
Long-Term Incentive (Long-Term Variable)
•              This element allows Executive Officers to receive compensation under the Stock Option Plan and/or the RSU Plan.
•              These plans are designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares of the Company, (b) enable the Company to attract and retain experienced and qualified executive officers in a highly competitive marketplace, and (c) to align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation of shareholder value.

Retirement Savings (Long-Term)
•              This element is designed to assist Executive Officers in saving for their retirement and helps attract talented executives.
•              Other than the retirement savings plans and Company matching program made available to all employees of the Company, the Company's approach to retirement savings is for Executive Officers to be responsible for their retirement savings.

Other Compensation (Short & Long-Term)
Benefits
•              Executive Officers are provided the same benefits programs as the Company offers other employees.
•              These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
•              Benefits programs include supplemental health, dental, life insurance and disability coverage.

Perquisites
•              Perquisites are not a typical element of executive compensation, but perquisite arrangements are established from time to time in the best interests of the Company on a case-by-case basis.

Base Salary

The base salary for each NEO is reviewed annually after the completion of the prior fiscal year.  During its review for Fiscal 2012, the CNG Committee considered the importance of qualitative factors in assessing individual performance of its NEOs, such as demonstrated leadership ability as well as the management and implementation of major projects and initiatives.  The NEOs’ base salaries were also reviewed by the CNG Committee against the comparator groups based on market data provided by the independent compensation advisor.  In addition to these considerations, the CNG Committee also received and considered base salary proposals from the Co-CEOs for all the Executive Officers other than themselves.  The recommendations from the Co-CEOs were reviewed and, if determined appropriate, approved, with or without modification, by the CNG Committee and the entire Board of Directors.  The CNG Committee, with advice and input from its independent compensation advisor, made the base salary recommendations for the Co-CEOs to the independent members of the Board of Directors for approval.  In connection with the promotion of Mr. Heins to President and CEO in January 2012, the CNG Committee and the Board of Directors received advice and input from the independent compensation advisor, including comparator group competitive data which was considered in establishing the base salary for Mr. Heins.

As a result of the CNG Committee’s compensation review after the completion of Fiscal 2011 and in light of the competitive environment for the Company, the Company did not increase the base salaries of the Co-Chief Executive Officers, Messrs. Lazaridis and Balsillie, for Fiscal 2012. The Co-Chief Executive Officers also voluntarily requested, and the Board approved, a reduction in their base salaries to CDN $1 effective as of January 2012.  The base salaries of the other NEOs were increased as shown in the table below.  Unlike in previous years when base salary increases were effective in June, these adjustments were delayed (along with any adjustments for other Company employees) to become effective on September 4, 2011.  The base salary increases for all but the

Co-CEOs reflected the NEO's role within the Company, personal performance, experience, and contribution to the business of the Company as well as competitive benchmarking to the Company’s comparator groups.

		Base Salary for Fiscal 2011 (Effective June 1, 2010)	Base Salary for Fiscal 2012 (Effective September 4, 2011)
Name		CDN	CDN	CDN % Increase	US1
Mike Lazaridis	2	$1,200,000	$1,200,000	0%	$1,222,618
James L. Balsillie	2	$1,200,000	$1,200,000	0%	$1,222,618
Thorsten Heins	3	$600,000	$648,200	8%	$660,418
Brian Bidulka		$550,000	$605,000	10%	$616,403
James Rowan		$600,000	$648,200	8%	$660,418
Karima Bawa	4	$450,000	$498,800	11%	$508,202
David Yach		$630,000	$648,200	3%	$660,418

1.
Base salaries have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of 0.9815 on September 2, 2011, the last business day before the base salary increases became effective.

2.	Mr. Lazaridis' and Mr. Balsillie's base salaries were adjusted from CDN $1,200,000 to CDN $1 effective January 1, 2012.
3.	Mr. Heins was promoted to the position of President and CEO effective January 21, 2012 at which time his base salary was increased from CDN $648,200 to CDN $1,000,000.
4.
Ms. Bawa was promoted to the position of Chief Legal Officer effective December 17, 2010 at which time her base salary was increased  from CDN $450,000 to CDN $475,000 to take effect March 2011 in recognition of her promotion.

Annual Incentives

(Annual Incentive Plan Design)

Pay for performance is driven through the “Annual Incentive Plan” or “AiP” which compensates Executive Officers based on a combination of the Company’s achievement of certain key financial measures (revenue, diluted earnings per share and net subscriber additions) and individual performance relative to annual individual and Company objectives.

Pursuant to the Annual Incentive Plan, an Executive Officer can earn annual incentive compensation that is calculated by multiplying the Executive Officer’s annual base salary by an annual target incentive, expressed as a percentage (125% for the CEOs and 80% for all other Executive Officers). An annual incentive is only paid if the Company meets certain revenue, diluted earnings per share (“EPS”) and net subscriber addition thresholds as set out in the plan to establish a Company performance factor.  If the Company does not meet certain revenue, EPS and net subscriber addition thresholds, the Company performance factor is 0 and no annual incentive compensation is paid to the Executive Officers.  If the Company attains the thresholds, the Company performance factor will range between 0.5 and 1.5 and annual incentive compensation will be paid to Executive Officers using the resulting factor.  This compensation can also be decreased or increased by 25% based on the Executive Officer’s individual performance relative to his or her annual objectives established by the Board of Directors and the Company’s performance relative to the Company’s non-financial objectives.

(NEO Annual Incentive Targets)

For Fiscal 2012 and in light of the competitive environment for the Company, the Company did not increase the base salaries of the Co-CEOs and also did not increase the amount of the target annual incentive awards for each of them, resulting in a target annual incentive of 125%.  The annual incentive targets for the other NEOs increased from 60% in Fiscal 2011 to 80% in Fiscal 2012 primarily to enhance short term retention value and to better align the NEOs’ annual incentive compensation with their respective peers within the Company’s comparator groups.  After the salary and target annual incentive increases, the target annual cash compensation opportunity for all the NEOs remained below the median of the Company’s high technology comparators.  Mr. Heins’ target annual incentive was increased to 125% in January 2012 in connection with his promotion to President and CEO, consistent with that of the former Co-CEOs.  The CNG Committee and the Board of Directors received advice and input from the independent compensation advisor, including comparator group data, relevant to establishing the target annual incentive for Mr. Heins.  Mr. Heins’ target cash compensation opportunity, which is his base salary and target annual incentive, is below the 25th percentile of the Company’s high technology comparator group.

(Company Performance Factor)

For Fiscal 2012, the three measures that comprised the Annual Incentive Plan were revenue (40% weighting & target of $29 billion), EPS (30% weighting & target of $7.50) and net subscriber additions (30% weighting & target of 29 million).  Each measure has a minimum performance threshold set at 80%, a target at 100% and a maximum at 120%, resulting in payout factors of 0.5 (50%), 1 (100%) and 1.5 (150%) of target incentive respectively. No bonus is payable under the plan in respect of a performance measure if the Company's actual performance is less than 80% of the pre-established target for the measure.

(Individual Performance Modifiers)

Individual performance, based in part on the NEO’s performance relative to individual performance objectives set for Fiscal 2012, can also adjust the annual incentive award upwards or downwards by 25%.  The individual performance modifier is determined by reviewing the NEO’s individual objective attainment and contribution to the Company’s seven strategic goals noted below. The CEO makes recommendations to the CNG Committee for the awards of the other NEOs.  Any awards made to the NEOs are recommended by the CNG Committee for approval by the Board of Directors.  The CNG Committee, with benchmarking advice and input from its independent compensation advisor, makes recommendations on the awards for the CEO to the independent directors of the Board of Directors for approval.

In Fiscal 2012, individual performance multipliers were not required for the NEOs since the Company performance factor was zero and no annual incentive compensation was payable to the NEOs.  The performance of each of the NEOs was nonetheless reviewed by the CNG Committee and the Board of Directors, including their individual performance relative to their individual annual objectives and their respective contributions to the following strategic goals of the Company:

1.
Enterprise mobile computing, direct (a new focus) but also via carriers and channels (e.g. system integrators, value added resellers, and distributors) emphasizing new “collaboration suites” of software and services

2.	Releasing a high-end mobile device at least once per year, perceived as best in class

3.	Driving the fastest-growing smartphone segments (prepaid & entry-level) with a portfolio of international markets that optimizes market share and profitability

4.	Delivering the highest quality in products and processes, without sacrificing time-to-market

5.
Managing the first true Mobile Social platform for community, communications, content and commerce, for the Company’s devices and others. Delivering the best human-to-human interaction across all screens and commanding the highest use of people’s time on all screens

6.	Enabling carriers’ and other partners’ success, and new revenue streams, through advanced intelligent network and mobile cloud services

7.	Clearly communicating direction and priorities to all of the Company’s key internal and external stakeholders

In Fiscal 2012, the Company did achieve some success relative to these strategic objectives, including growing its revenue in international markets by more than 30% in Fiscal 2012 compared to Fiscal 2011 and launching its most advanced device, the BlackBerry Bold 9900.  However, the Company also faced many challenges particularly with its performance in the United States marketplace and product delays which impacted the Company’s operating/financial performance.  The result of the Company’s overall operating/financial performance on executive officer compensation was that none of the NEOs received an annual incentive payment for Fiscal 2012 as discussed below.

 (NEO Annual Incentive Measures and Payouts)
Based on the Company's actual performance relative to the revenue, earnings per share (“EPS”) and net subscriber additions targets for Fiscal 2012, the Company performance factor for the Annual Incentive Plan in Fiscal 2012 is zero.  As a result, none of the NEOs received or will receive annual incentive compensation for Fiscal 2012.  The Fiscal 2012 Annual Incentive Plan payout determination is summarized in the following table:

Measure	80% Threshold	Fiscal 2012 Target	120% Max	Fiscal 2012 Actual	Score	Weighting	Weighted Result
Revenue (Billion)	$23.20	$29.00	$34.80	$18.44	< Threshold	40%	0%
Diluted EPS	$6.00	$7.50	$9.00	$2.221	< Threshold	30%	0%
Net Subscriber Additions (Million)	23.20	29.00	34.80	16.86	< Threshold	30%	0%
2012 Company Performance Factor							0%

1.
In the Company's press release dated March 29, 2012, it reported adjusted diluted earnings per share for Fiscal 2012 of $4.20. Adjusted diluted earnings per share for Fiscal 2012 excludes the following items: the charge related to the service interruption experienced in the third quarter of Fiscal 2012, the charge related to the PlayBook inventory provision taken in the third quarter of Fiscal 2012,  the charge related to the Blackberry 7 inventory provision taken in the third quarter of Fiscal 2012, the charge related to the Company’s cost optimization program that was implemented in the second quarter of Fiscal 2012, and the goodwill impairment charge recorded after Fiscal 2012. Adjusted diluted earnings per share does not have a standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and thus is not comparable to similarly titled measures  presented by other issuers. The Company believes that the presentation of adjusted diluted earnings per share enables the Company and its shareholders to better assess the Company's operating results relative to its operating results in prior periods and improves the comparability of the information presented. Shareholders should consider this non-GAAP measure in the context of the Company's GAAP results.  A reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure was included in the Company’s press release, dated March 29, 2012.

(Historic NEO Annual Incentive Payouts)

The table below provides the actual payout factors for the NEOs over the last three fiscal years as well as certain Company year-over-year financial performance measures.  The table illustrates that the Company performance targets are challenging and represent “stretch” targets.  Despite the Company’s year-over-year financial performance, the performance outcomes in the last three years resulted in payout factors below target in each year, including a payout factor of zero in Fiscal 2012.

Year	Achievement			Payout Factor Total
	Year–Over-Year Revenue	Year-Over-Year EPS	Year-Over-Year Net Subscriber Additions
2012	-7%	-65%	-16%	0%
2011	33%	47%	20%	81.98%
2010	35%	31%	48%	91.54%

Long-Term Incentive Compensation/Equity

As summarized in the Summary Compensation Table in Section G, long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long-term business objectives and the interests of shareholders.  The awards to Executive Officers are also granted in recognition of the importance of the Executive Officer to the Company’s future, the desire to create retention value with each of the Executive Officers and the individual performance of each Executive Officer in each case at the time the equity awards were granted.  The Company and the CNG Committee believe that the long term incentive compensation/equity element of the Company’s compensation program need to be competitive relative to the Company’s comparator group and it is imperative to executing the Company’s strategy in an intensely competitive industry for products and attracting/ retaining key talent.

On an annual basis, the CNG Committee reviews the long-term incentive compensation of Executive Officers.  This review takes into consideration total compensation and external market factors, including comparator group information provided by the CNG Committee’s independent compensation advisor.  Based on this review, the CNG Committee has the ability to grant stock options and/or RSUs annually based on established equity award ranges which have historically been expressed in terms of a number of stock options and/or RSUs. For awards beginning in Fiscal 2013, the Company amended its equity compensation plans to allow the Board of Directors to grant awards based on an aggregate dollar value. See the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans” in this circular for further details regarding the amendments. The quantum of stock options or RSUs granted depends on, among other things, the position, level and performance of the individual, as well as comparator group information and the Company’s past grants to the NEO.

The Fiscal 2012 awards were made in September 2011 consistent with the practices and procedures set out in the Company’s Policy on Granting Equity Awards and as noted above, include the equity award ranges in place at the time.  The equity award ranges were revised in December 2010 following a survey of long-term incentive plan market practices which, upon completion, indicated that the Company’s equity award ranges were below the award levels of the Company’s comparator group.  The upper limit of the award ranges set in December 2010 was further increased in June 2011 in an effort to ensure that the Company’s long-term incentive compensation remained competitive following a decrease in the market price of the Company’s Common Shares following December 2010.  The current equity award ranges remain conservative relative to the practices of the Company’s high technology comparator group with the ranges being below the 25th percentile of the comparator group.

The CNG Committee decided to award all equity grants to Executive Officers relating to Fiscal 2012 in the form of RSUs.  The granting of RSUs continues to be the preferred form of equity compensation as the Company and the CNG Committee believe that RSUs will increase attraction, retention, and engagement.  No stock option awards were granted to the NEOs relating to Fiscal 2012.  In previous fiscal years, the annual long-term incentive awards of RSUs cliff vested after three years of active employment following the grant date.  In Fiscal 2012, vesting of the September 2011 annual long-term incentive awards of RSUs was revised so that RSUs would vest 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.  The revised vesting terms were adopted for Fiscal 2012 to create enhanced short term retention value balanced with longer term retention during an increasing competitive environment for talent.

In addition to the annual long-term incentive awards in September, the Company also makes long-term incentive awards on a quarterly basis in accordance with its Policy on Granting Equity Awards.  Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes.  In Fiscal 2012, the following long term incentive awards were made to NEOs in addition to their respective annual long-term incentive award in September 2011:

•
Thorsten Heins Retention Awards.  In recognition of his important contributions to the Company and in an effort to increase the retention value of his long-term incentive compensation, Mr. Heins received an additional 50,000 RSUs as part of the September 2011 award.  The vesting terms for this award are the same as the Fiscal 2012 annual long term incentive award.  The total award in September 2011 was 90,000 RSUs, when both the normal long-term incentive grant (40,000 RSUs) and the additional award (50,000 RSUs) are combined. This retention award was in addition to a 25,000 RSU retention award received by Mr. Heins in March 2011 in recognition of his strong performance and contributions to the Company.  At the time of these awards, Mr. Heins was not the President and CEO of the Company.

•
Thorsten Heins Promotion Award.  In connection with his promotion to the position of President and CEO, Mr. Heins received an award of 400,000 RSUs in January 2011. One third of this award vests on each anniversary of the grant date. The CNG Committee considered high technology comparator group data when making Mr. Heins’ promotion award, as well as awards given to Mr. Heins earlier in the fiscal year. The combined grant date fair value of all of Mr. Heins’ RSU awards in Fiscal 2012 (being the 400,000 RSUs in connection with his promotion and the 115,000 RSUs noted above) was $9,538,675 which was approximately 15% above the median equity award for chief executive officers of companies in the high technology comparator group.  This resulted in total direct compensation (consisting of base salary, annual incentive and long-term incentive/equity) consistent with the 25th percentile of the high technology comparator group.

•
James Rowan Retention Awards.  In recognition of his contributions to the Company and in an effort to increase the retention value of his long-term incentive compensation, Mr. Rowan received an additional 50,000 RSUs as part of the September 2011 award.  The vesting terms for this award are the same as the Fiscal 2012 annual long term incentive award.  This award was above the equity award range applicable to Mr. Rowan for the reasons noted above.  The total award in September 2011 was 90,000 RSUs, when both the normal LTIP grant (40,000 RSUs) and additional award (50,000 RSUs) are combined. This retention award was in addition to a 25,000 RSU retention award received by Mr. Rowan in March 2011 in recognition of his strong performance and contributions to the Company.

•
Karima Bawa Promotion Award.  In recognition of her contributions to the Company and in connection with her promotion to the position of Chief Legal Officer, Ms. Bawa received an award of 25,000 RSUs in March 2011.  One third of this award vests on each anniversary of the grant date.

A summary of the long-term incentive awards provided to the NEOs in Fiscal 2012 is set out in the below chart:

Name	# of Shares Granted	Award	Date	Fair Market Value at Grant Date
Thorsten Heins	25,000	Retention	March 28, 2011	$56.00
	40,000	Annual Award	September 19, 2011	$23.72
	50,000	Retention	September 19, 2011	$23.72
	400,000	Promotion to CEO	January 24, 2012	$15.01
Mike Lazaridis	90,000	Annual Award	September 19, 2011	$23.72
James L. Balsillie	90,000	Annual Award	September 19, 2011	$23.72
Brian Bidulka	30,000	Annual Award	September 19, 2011	$23.72
James Rowan	25,000	Retention	March 28, 2011	$56.00
	40,000	Annual Award	September 19, 2011	$23.72
	50,000	Retention	September 19, 2011	$23.72
Karima Bawa	25,000	Promotion	March 28, 2011	$56.00
	30,000	Annual Award	September 19, 2011	$23.72
David Yach	30,000	Annual Award	September 19, 2011	$23.72

Retirement Savings

The Company offers all Canadian-based Executive Officers, including the NEOs, the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based employees.  In Fiscal 2012, the Company matched a Canadian-based employee’s contributions to the group registered retirement savings plan (“RRSP”) "dollar for dollar" up to five percent of the employee’s base salary until the employee reaches his or her current year RRSP contribution limit.  Consistent with the Company’s philosophy, no additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of Messrs. Balsillie, Lazaridis and Heins.  Mr. Balsillie received an automobile allowance during Fiscal 2012.  Mr Lazaridis had access to a car and driver during Fiscal 2012.  Mr. Heins, in connection with his promotion to the position of President and CEO, was entitled to be reimbursed up to $25,000 for legal expenses incurred by him in connection with the negotiation of his new employment agreement as President and CEO of the Company.  Mr. Heins sought reimbursement for and received $10,000 for legal expenses.  These perquisites are reflected and discussed in the Summary Compensation Table.  As discussed in the section entitled “Termination and Change of Control Benefits”, Messrs. Balsillie and Lazaridis also received certain entitlements pursuant to their respective transition agreements that are included in “all other compensation” in the Summary Compensation Table.

Claw Back of Incentive and Equity Based Compensation

In April 2008, the Board of Directors approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board of Directors becomes aware of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, the Board of Directors shall take such action as it deems appropriate to remedy the misconduct, prevent its recurrence, and may take disciplinary action against the Executive Officer.  In addition, the Board of Directors will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such Executive Officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the Executive Officer had the financial results been properly reported would have been lower than the amount actually awarded.

Executive Officer Share Ownership Guidelines

In January 2012, in connection with Mr. Heins’ promotion to President and CEO, the Company established share ownership guidelines for the CEO of at least four times his base salary.  In March 2012, share ownership guidelines were also established for the other Executive Officers of at least two times their respective base salaries. The CEO and Executive Officers have five years from implementation of the guidelines to attain the requisite Common Shares.  If they do not meet the guidelines within such period, they are required to hold at least 50% of their Common Shares obtained (on an after tax basis) from the vesting of equity awards until such time as the guidelines are satisfied.

E.	Compensation Practices Risk & Hedging

Since 2009, the CNG Committee’s mandate has required the committee to annually review the risk management and controls of the Company’s compensation and benefit arrangements, including the administration of the equity-based plans.  In early 2012, to determine if additional measures should be taken to enhance the Company’s compensation governance, the Company engaged Towers Watson to assist with a risk assessment of compensation programs and polices related to the NEOs.  The compensation risk assessment included interviews with Board and management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company.  Towers Watson also reviewed documentation relating to the Company’s compensation governance oversight structure and processes, including the Board and Committee Mandates, and the accountability of the Risk Management & Compliance Council comprised of management and the Audit & Risk Management Committee.  In addition, the Company’s executive compensation programs for the NEOs were assessed against Towers Watson's compensation risk assessment framework.

Towers Watson’s  compensation risk assessment revealed that given the Company’s business context, there do not appear to be significant risks arising from the NEO's current compensation policies and practices that are likely to have a material adverse effect on the organization.  Towers Watson’s report on its assessment was presented to the CNG Committee for review in March 2012 and was accepted by the CNG Committee at a meeting of the committee in March 2012.  The CNG Committee plans to continue to annually review the risks associated with the Company’s compensation policies and practices.

The Company’s compensation programs are designed to align with the Company's business strategy, product life cycle, and risk profile.  Towers Watson identified the following key risk-mitigating features in the Company’s compensation governance processes and compensation structure:

•
Review of Incentive Programs.  On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations.

•
Regular Tracking and Reporting of Potential Compensation Payouts.  The Company regularly reviews, tracks and reports to the CNG Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks.

•
Fixed vs. Variable Compensation.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation.  Variable compensation provides the potential for a strong pay-for-performance link, while base salary ensures a competitive base level of compensation.

•	Minimum Threshold Performance. Annual incentive payouts are subject to a minimum level of Company financial performance.
•
Incentive Plan Payouts Capped.  For NEOs, the Fiscal 2012 AiP had a maximum payout multiplier of 1.875x target (0x-1.5x target incentive based on corporate performance and an individual performance modifier of +/- 25%), while long term incentive grant levels are capped at 2.0x target levels based on individual performance and potential.

•
External Independent Compensation Advisor.  On an on-going basis, the CNG Committee retains an independent advisor to provide the Board and committee with an external perspective on market changes and market practices related to compensation design, compensation governance and compensation risk management.

•
Claw Back Policy.  Established in April 2008, the Company’s policy covers recoupment of compensation as outlined in greater detail in the section entitled “Claw Back of Incentive and Equity Based Compensation”.

•
Share Ownership Guidelines.  Pursuant to share ownership guidelines adopted by the Company in 2012, the CEO and other Executive Officers are required to acquire and retain Company shares to align their interests with shareholders and the longer-term performance of the Company.  The share ownership guidelines are discussed in greater detail in the section entitled “Executive Officer Share Ownership Guidelines”.

In addition to the above risk mitigation features of the Company’s compensation governance processes and compensation structure, the Company has voluntarily implemented a non-binding shareholder advisory vote on executive compensation in 2012 effective at the Meeting.  The advisory vote provides shareholders with the opportunity to signal whether or not the Company’s current approach to executive compensation is acceptable to shareholders.

The Company is not aware of any of its current officers or directors engaging in any hedging activities.  The Company’s Insider Trading Policy, which applies to all officers and directors, also has certain anti-monetization measures.  In particular, the policy cautions insiders about the risks associated with pledging shares of the Company to secure a margin loan in a brokerage account and the continuing requirement to comply with the Insider Trading Policy, including the requirement to obtain pre-clearance before any realization of such pledge shares occurs.

F.	Company Performance vs. Comparator Group & Indices

The following chart shows the Company operating performance relative to its Fiscal 2012 comparator groups over both a one year and three year period (Data Source: Standards & Poor’s Compustat).  This comparison is based on the most recently completed and disclosed fiscal year end for each of the companies in the comparator groups as of March 2011.  It reflects that the Company’s corporate performance, as at the dates indicated, compared favourably to the corporate performance of the Company’s comparator group.  Even though the Company’s operational performance over the one and three year periods generally exceeded median and 75th percentile of the Company’s comparator groups, the Company’s total shareholder return lagged the shareholder returns of the NASDAQ and S&P/TSX indices.

Corporate Operational Results	RIM Performance (Percentage Increase)	RIM vs. Technology Peer Group	RIM vs. Canadian Peer Group
Revenue Growth
1 Year	33%	>75th Percentile	>75th Percentile
3 Year	49%	>75th Percentile	>75th Percentile
Diluted EPS Growth
1 Year	47%	45th Percentile	75th Percentile
3 Year	41%	>75th Percentile	>75th Percentile
Operating Income Growth
1 Year	33%	65th Percentile	70th Percentile
3 Year	39%	>75th Percentile	>75th Percentile
Return on Operating Income
1 Year	21%	>75th Percentile	>75th Percentile
3 Year	19%	>75th Percentile	>75th Percentile

The following graphs show the cumulative total shareholder return of $100 invested in the Company's Common Shares compared to the S&P/TSX Composite Index (expressed in CDN dollars) and the NASDAQ Composite Index for the period of March 3, 2007 to March 3, 2012.

TOTAL SHAREHOLDER RETURN – RIM VS TSX

	March 3 2007	March 1 2008	February 28 2009	February 27 2010	February 26 2011	March 3 2012
RIM	100.00	192.18	95.30	139.74	121.11	25.49
TSX	100.00	105.59	63.15	90.41	109.24	98.29

 TOTAL SHAREHOLDER RETURN – RIM VS NASDAQ

	March 3 2007	March 1 2008	February 28 2009	February 27 2010	February 26 2011	March 3 2012
RIM	100.00	229.04	88.13	156.40	145.61	30.43
NASDAQ	100.00	95.92	58.19	94.52	117.44	125.68

The Company’s Common Shares have consistently outperformed both indices in each of the 4 years preceding Fiscal 2012 and the Company’s operating performance relative to its comparator group remains favourable at the end of Fiscal 2012.  However, the Company’s Common Shares have been outperformed by both indices in Fiscal 2012.   As discussed above in the section entitled “Long Term Incentive Compensation/Equity”, a significant proportion of Executive Officer total compensation is in equity awards.  As a result, the decline in the value of the Company’s Common Shares has significantly reduced the value of equity currently held by the Executive Officers and the total compensation opportunity currently available for Executive Officers.  The following chart illustrates the impact of the decline in value of the Company’s Common Shares on the equity awards to NEOs.

Name and principal position	Year of Grant	Original Value of Unvested Share Based Awards on Award Date1	Current Value of Unvested Share Based Awards on Last Day of Fiscal 20122
Thorsten Heins	2012	$9,538,6753	$7,101,850
President & CEO	2011	$700,140	$206,850
	2010	$1,138,030	$241,325
	Total	$11,376,845	$7,550,025

Mike Lazaridis	2012	$2,134,800	$1,241,100
Former President & Co-CEO	2011	$2,708,340	$827,400
	2010	$4,890,488	$1,034,250
	Total	$9,733,628	$3,102,750

James L. Balsillie	2012	$2,134,800	$1,241,100
Former Co-CEO	2011	$2,708,340	$827,400
	2010	$4,890,488	$1,034,250
	Total	$9,733,628	$3,102,750

Brian Bidulka	2012	$711,600	$413,700
Chief Financial Officer	2011	$788,990	$206,850
	2010	$978,098	$206,850
	Total	$2,478,688	$827,400

James Rowan	2012	$3,534,675	$1,585,850
COO, Global Operations	2011	$700,140	$206,850
	2010	$1,244,609	$264,299
	Total	$5,479,424	$2,056,999

Karima Bawa	2012	$2,111,475	$758,450
Chief Legal Officer	2011	$504,359	$149,387
	2010	$978,098	$206,850
	Total	$3,593,932	$1,114,687

David Yach	2012	$711,600	$413,700
Chief Technology Officer, Software	2011	$451,390	$137,900
	2010	$1,144,198	$241,325
	Total	$2,307,188	$792,925

1.	RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the award date.
2.	RSU awards were valued using the NASDAQ closing price of common shares on March 2, 2012 of USD $13.79.
3.	Includes 400,000 RSUs awarded in January 2012 in connection with Mr. Heins’ promotion to President & CEO. This RSU award had a fair market value of $6,004,000.

In addition to the decline in the value of the NEOs’ long-term incentive/equity, the NEOs also did not receive any annual incentive payments in Fiscal 2012 since the Company did not meet the minimum financial measures for an annual incentive payout as discussed in more detail in the section entitled “Annual Incentives”.

G.	Summary Compensation Table & Disclosures

The following table provides a summary of the total compensation earned by each NEO of the Company for Fiscal 2012, Fiscal 2011 and Fiscal 2010.

Summary Compensation Table1
					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year2	Salary ($)3	Share-based Awards ($)4	Option-based Awards ($)	Annual Incentive Plans	Pension Value ($)5	All Other Compensation ($)6	Total Compensation ($)
Thorsten Heins	2012	$670,222	$9,538,675	Nil	$0	$13,311	$21,108	$10,243,316
President & CEO	2011	$575,619	$824,515	Nil	$510,601	$11,907	$0	$1,922,643
	2010	$494,649	$498,300	Nil	$347,481	$9,443	$0	$1,349,873

Mike Lazaridis	2012	$1,004,926	$2,134,800	Nil	$0	$3,874	$862,695	$4,006,295
Former President & Co-CEO	2011	$1,175,664	$2,708,340	Nil	$1,204,761	$12,586	$10,777	$5,112,128
	2010	$1,079,234	$2,491,500	Nil	$987,931	$9,433	$9,893	$4,577,991

James L. Balsillie	2012	$1,004,926	$2,134,800	Nil	$0	$3,874	$4,835,868	$7,979,468
Former Co-CEO	2011	$1,175,664	$2,708,340	Nil	$1,204,761	$12,586	$10,777	$5,112,128
	2010	$1,079,234	$2,491,500	Nil	$987,931	$9,433	$9,893	$4,577,991

Brian Bidulka	2012	$582,020	$711,600	Nil	$0	$11,664	$0	$1,305,284
Chief Financial Officer	2011	$538,846	$957,790	Nil	$265,048	$8,290	$0	$1,769,973
	2010	$393,471	$498,300	Nil	$216,110	$6,174	$0	$1,114,055

James Rowan	2012	$629,091	$3,534,675	Nil	$0	$14,490	$0	$4,178,257
COO, Global Operations	2011	$575,619	$824,515	Nil	$510,601	$10,928	$0	$1,921,663
	2010	$494,649	$498,300	Nil	$347,481	$9,443	$0	$1,349,873

Karima Bawa	2012	$490,925	$2,111,475	Nil	$0	$12,400	$0	$2,614,800
Chief Legal Officer	2011	$436,445	$587,293	Nil	$193,627	$11,681	$0	$1,229,046
	2010	$359,745	$498,300	Nil	$193,483	$9,443	$0	$1,060,971

David Yach	2012	$644,508	$711,600	Nil	$0	$11,408	$0	$1,367,515
Chief Technology Officer, Software	2011	$617,223	$451,390	Nil	$303,600	$10,913	$0	$1,383,126
	2010	$539,617	$664,400	Nil	$296,379	$9,443	$3,230,840	$4,740,679

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.1119 for Fiscal 2010, 1.0207 for Fiscal 2011 and 0.9913 for Fiscal 2012.
2.
Fiscal Year 2010 covers the period from March 1, 2009 to February 27, 2010, inclusive, Fiscal Year 2011 covers the period from February 28, 2010 to February 26, 2011, inclusive, and Fiscal Year 2012 covers the period from February 27, 2011 to March 3, 2012, inclusive.

3.
Salary increases were effective on September 4, 2011 for Fiscal Year 2012.   Mr. Balsillie and Mr. Lazaridis voluntarily requested and received a reduction in their salaries to CDN $1 effective as of January 1, 2012.  Subsequently, Mr. Balsillie and Mr. Lazaridis resigned as the Company’s co-CEOs on January 21, 2011.  On the same date, Mr. Heins was promoted to the position of Chief Executive Officer at which time his base salary was increased to CDN $1,000,000.  The salary for all NEOs, including Messrs. Heins, Lazaridis and Balsillie, are prorated to reflect their salary changes.

4.
RSU awards were valued using the fair market value of Common Shares on the NASDAQ on September 28, 2009 award date of USD $66.44, on April 5, 2010 award date of USD $67.52, on June 29, 2010 award date of USD $49.75, on September 20, 2010 award date of USD $45.139, on March 28, 2011 award date of USD $55.99,  on September 19, 2011 award date of USD $23.72 and on January 24, 2012 award date of USD $15.01. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.  The RSU awards for Messrs. Heins, Bidulka, Rowan and Bawa include RSUs awarded as part of the long term incentive program (See “Long-Term Incentives/Equity”).  These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's financial statements. Also, separate awards were made to each NEO in connection with their respective promotions effective as of May 30, 2010  and January 21, 2012 in the case of Mr. Heins, December 17, 2009 in the case of Mr. Bidulka, May 30, 2010 in the case of Mr. Rowan, and April 4, 2010 and December 17, 2010 in the case of Ms. Bawa.  Lastly, Messrs. Heins and Rowan received retention awards on March 28, 2011.  Fiscal Year 2010, Fiscal

Year 2011 and Fiscal Year 2012 outstanding RSU awards of Messrs. Rowan and Yach will not vest pursuant to their respective transition agreements. See the section entitled “Termination and Change of Control Benefits”.

5.
Retirement Pension Savings values for each NEO reflects the Company’s contributions during Fiscal 2010, Fiscal 2011 and Fiscal 2012 in connection with the NEO's participation in the Company's Group RRSP or 401(k) Plan.

6.
All other compensation for Fiscal 2012 includes the compensation paid or payable to Messrs. Lazaridis and Balsillie in connection with their respective resignations as Co-CEOs and totaling $853,306 in the case of Mr. Lazaridis and $4,826,479 in the case of Mr. Balsillie.  See “Other Compensation (Benefits and Perquisites)” in Section D for a breakdown of these total amounts.  The amounts do not include the value of RSUs disclosed in Section D which accelerate upon departure from the Board of Directors since the value of the RSUs has been previously disclosed in prior year compensation.

Outstanding Stock Options and RSU Awards

The following tables indicate all outstanding stock options and RSUs for the Company’s NEOs by grant date and varying vesting schedules.  The details of each NEO’s RSU awards in Fiscal 2012 are set out in the section entitled “Long-Term Incentives/Equity”.

The vesting schedules and the terms of the NEOs’ outstanding stock option awards as of March 3, 2012 are as follows:

Number of Securities Underlying Unrestricted Unexercised Options	Grant Date	Option Expiration Date	Vesting Schedule	Term
150,000	April 7, 2005	April 7, 2012	5 years - 20% per year	7 Years
25,000	August 4, 2005	August 4, 2012	5 years - 20% per year	7 Years
30,000	July 3, 2007	July 3, 2014	5 years - 20% per year	7 Years
480,000	October 10, 2007	October 10, 2013	5 years - 20% per year	6 years
135,000	December 27, 2007	December 27, 2013	5 years - 20% per year	6 years

The vesting schedules of the NEOs’ outstanding RSU awards as at March 3, 2012 are as follows:

Number of RSUs	Grant Date	Vesting Schedule1
117,500	April 6, 2009	3 years (Cliff)
1,666	April 6, 2009	3 years (Annual)
115,000	September 28, 2009	3 years (Cliff)
5,000	April 5, 2010	3 years (Annual)
13,333	June 29, 2010	3 years (Annual)
167,500	September 20, 2010	3 years (Cliff)
75,000	March 28, 2011	3 years (Annual)
450,000	September 19, 2011	3 years (Annual)
400,000	January 24, 2012	3 years (Annual)

1.
Cliff vesting RSUs are time based and become fully vested only after three years of active employment.  Annual vesting RSUs are time based with 1/3 of the grant vesting on each anniversary of the grant date with the exception of RSUs granted on September 19, 2011 in respect of which 1/4 of the grant vests on the first anniversary and second anniversary, and 1/2 of the award vests on the third anniversary of the grant date.

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as of March 3, 2012.

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($) CDN	Option Expiration Date	Value of Unexercised In-the-Money Options ($)1	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)2	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)2
Thorsten Heins	50,000	$115.40	27-Dec-13	-
President & CEO					547,500	$7,550,025	-
Mike Lazaridis	150,000	$29.73	7-Apr-12	-
Former President & Co-CEO	200,000	$114.58	10-Oct-13	-
					225,000	$3,102,750	-
James L. Balsillie	200,000	$114.58	10-Oct-13	-
Former Co-CEO					225,000	$3,102,750	-
Brian Bidulka	25,000	$30.83	4-Aug-12	-
Chief Financial Officer	30,000	$73.48	3-Jul-14	-
	50,000	$114.58	10-Oct-13	-
					60,000	$827,400	-
James Rowan	60,000	$115.40	27-Dec-13	-
COO, Global Operations					149,166	$2,056,999	-
Karima Bawa	10,000	$114.58	10-Oct-13	-
Chief Legal Officer					80,833	$1,114,687	-
David Yach	20,000	$114.58	10-Oct-13	-
Chief Technology Officer, Software	25,000	$115.40	27-Dec-13	-
					57,500	$792,925	-

1.
Canadian option values, calculated using the TSX closing price of Common Shares on March 2, 2012 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 0.9886 on March 2, 2012.

2.	RSUs were valued using the NASDAQ closing price of Common Shares on March 2, 2012 of USD $13.79.

Incentive Plan Awards - Value Vested or Earned during Fiscal 2012

The following table provides a summary of the value of stock option and RSU awards which vested during Fiscal 2012 as well as the value of annual incentive compensation for Fiscal 2012.

Name and Principal Position	Option-based Awards - Value Vested During the Year ($)1	Share-based Awards - Value Vested During the Year ($)2	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)3
Thorsten Heins	-	$71,950	$0
President & CEO
Mike Lazaridis	-	-	$0
Former President & Co-CEO
James L. Balsillie	-	-	$0
Former Co-CEO
Brian Bidulka	-	$136,000	$0
Chief Financial Officer
James Rowan	-	$164,815	$0
COO, Global Operations
Karima Bawa	-	$47,976	$0
Chief Legal Officer
David Yach	-	-	$0
Chief Technology Officer, Software

1.
The value of vested stock options awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.

2.	RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the vesting date.
3.	Short-Term Incentive compensation earned in CDN dollars was converted to U.S. dollars using the Bank of Canada average noon exchange rate of 0.9913 for Fiscal 2012.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of March 3, 2012. The “Compensatory” column shows the Company contributions to the accounts of the NEOs during Fiscal 2012.  NEOs participate in the same Group RRSP offered to other Canadian-based employees of the Company and the Company matches their respective contributions on the same basis.

Name	Accumulated Value at Start of Year ($)1	Compensatory ($)2	Accumulated Value at Year End ($)3
Thorsten Heins	$101,073	$13,311	$129,087
President & CEO
Mike Lazaridis	$177,030	$3,874	$178,220
Former President & Co-CEO
James L. Balsillie	$93,880	$3,874	$99,807
Former Co-CEO
Brian Bidulka	$104,754	$11,664	$122,984
Chief Financial Officer
James Rowan	$69,735	$14,490	$95,646
COO, Global Operations
Karima Bawa	$150,155	$12,400	$176,643
Chief Legal Officer
David Yach	$171,436	$11,408	$189,852
Chief Technology Officer, Software

1.	Accumulated values at the start of the year were converted to U.S. dollars using the Bank of Canada noon exchange rate of 0.9739 as of February 28, 2011.
2.	“Compensatory” values for the NEOs were converted to U.S. dollars using the Bank of Canada average noon exchange rate of 0.9913 for Fiscal 2012.
3.
Accumulated values at the end of the year were converted to U.S. dollars using the Bank of Canada noon exchange rate as of March 2, 2012.  The “accumulated values at the year-end” are not the sum of the “accumulated value at the start of the year” column, and the “compensatory” column, because different exchange rates are used in each case.

Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the NEOs upon termination, change of control or retirement.  The Company has change of control and severance guidelines that cover the Executive Officers and certain other senior executives. These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.  This section also summarizes the details of provisions in transition agreements for certain NEOs who resigned in Fiscal 2012 or will be leaving the Company in Fiscal 2013.

Employment Agreements

As of March 3, 2012, Mr. Heins is employed under a written employment contract that was entered into on January 21, 2012 in connection with his promotion to President and CEO of the Company.  Mr. Heins’ contract provides for the following in the event of termination of employment:

Termination Without Cause or for Good Reason.  In the event that Mr. Heins’ employment is terminated by the Company without cause or by him for good reason, the Company will (a) continue to pay his then current annual base salary for 24 months; (b) continue to make its regular contributions to continue (to the extent permitted by the Company’s carriers) all non-equity benefits for 24 months; and (c) pay his annual incentive for the fiscal year in which his employment is terminated on a prorated basis and at the time generally paid, based on actual corporate performance and an individual performance multiplier of 1.25.  In addition, Mr. Heins’ stock options and RSUs will continue to vest during the above noted 24 month period.

Termination in connection with a Change of Control (Double Trigger).  In the event that Mr. Heins’ employment is terminated by the Company without just cause or by him for good reason within 24 months after a change of control, the Company will (a) make a lump sum payment equal to two times his base salary at the time of termination; (b) continue to make its regular contributions to continue (to the extent permitted by the Company’s carriers) all non-equity benefits for 24 months; and (c) will pay him two times his target annual incentive at the time of termination. In addition, Mr. Hein’s stock options and RSUs will immediately and automatically become fully vested and exercisable for the shorter of 1 year following the date of termination and the applicable period of time under the governing plan or grant agreement.  The foregoing entitlements also arise if the termination of Mr. Hein’s employment occurs during a period prior to the effective date of a change of control but after which the Company has commenced discussions or negotiations with a potential acquirer which result in a change of control with such potential acquirer or any of its affiliates.

Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005 and that was amended in May 2007.  Mr. Bidulka’s contract provides that termination of his employment with the Company upon a change in control would entitle him to a payment equal to six months’ base salary, target bonus and benefits at the time of such termination.

Ms. Bawa has a written agreement with the Company that provides for her continued support of the Company while it undertakes a search for a new Chief Legal Officer.  Upon her departure from the Company, she will provide reasonable ongoing cooperation to the Company, and has agreed to non-competition and non-solicitation covenants in favour of the Company.  Upon her departure she is entitled to payment of a lump sum amount equal to her then current base salary for a period of 24 months and continuation of all non-equity benefits for 24 months.

If the termination clauses under the respective employment contracts of Messrs. Heins and Bidulka as well as Ms. Bawa had been triggered on the last day of Fiscal 2012, the value of their entitlements would be as follows:

(USD Dollars)1	Base Salary	Annual Incentive	Benefits	Retirement Savings	Equity Awards2	Total
Thorsten Heins	$2,017,465	$1,576,144	$22,481	$23,438	$4,975,901	$8,615,429
(Termination)
Thorsten Heins	$2,017,465	$2,521,831	$22,481	$23,438	$7,550,025	$12,135,240
(Change of Control)
Brian Bidulka	$305,142	$244,113	$3,950	$11,585	-	$553,205
(Termination)
Karima Bawa	$1,006,312	-	$18,555	$23,438	-	$1,048,304
(Termination)

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 0.9913 for Fiscal 2012.
2.
In the case of a termination absent a change of control, the equity awards of Messrs. Heins and Bidulka do not accelerate and will continue to vest for a period of 24 months after termination in the case of Mr. Heins and 18 months after termination in the case of Mr. Bidulka.  In the case of a termination in connection with a change of control (as discussed above), all equity awards will accelerate. In both cases, the actual value of the awards depends on the fair market value of the Company’s Common Shares at the time of vesting.

Transition Agreements

The Company, in connection with their resignations as Co-CEOs and the appointment of Mr. Heins as President and CEO, entered into transition agreements with each of Messrs. Lazaridis and Balsillie.  Messrs. Lazaridis and Balsillie revolutionized the worldwide wireless industry with the introduction of the BlackBerry and forever changed how the world communicates.  Under their leadership, the Company successfully navigated many challenges and quickly scaled to become a global company and industry leader with sales in over 175 countries and more than 17,000 employees worldwide.  Over the last decade, the Company experienced tremendous growth, with annual revenues increasing from $294 million to just under $20 billion.  Messrs. Lazaridis and Balsillie have also received many awards outside of the Company in recognition of their success and contributions to the Company, the broader mobile industry and Canadian business. These factors were taken into consideration by the Board in entering into the transition agreements.  In addition, the transition agreements were entered into in recognition of Messrs. Lazaridis’ and Balsillie’s years of dedicated service and leadership as founders, Co-CEOs and Co-Chairs of the Company.

Pursuant to the Lazaridis transition agreement, Mr. Lazaridis receives the following entitlements in recognition of, among other things, that Mr. Lazaridis would continue to make himself reasonably available as Vice-Chair of the Board to assist the Company in the future at the Company’s request and the value of this access to the Company and the Board: (a) continued use of a dedicated office, executive assistance and related office/technical support for a period of 2 years with a review of his ongoing requirements to be undertaken at the end of the period (value is $520,014 calculated using the existing base salary of Mr. Lazaridis’ current executive assistants and the anticipated expenses to the Company associated with the office and its continued operation over a 2 year period); (b) continued participation in all health and welfare plans for himself and his family for a period of 10 years to the extent permitted by the Company’s carriers (value is $120,225 based on the current costs of these benefits); (c) use of a car and driver for 2 years (value is $213,068 calculated using the existing base salary of the driver and the anticipated expenses to the Company associated with the car and its continued operation over a 2 year period) and (d) accelerated vesting of unvested RSUs at the time he ceases to be Vice-Chair of the Board (since the RSUs have not yet vested, the value of future acceleration – calculated using the NASDAQ closing price of Common Shares on March 2, 2012 of USD $13.79 - is $3,102,750 if and when Mr. Lazaridis ceases to be the Vice-Chair).  The total value of these entitlements is $853,306 if the value of the future acceleration of his previously awarded and unvested RSUs is excluded or $3,956,056 if the value of future acceleration is included.

Pursuant to the Balsillie transition agreement, Mr. Balsillie receives the following entitlements: (a) receive an amount of $4,802,434, less applicable deductions in regular instalments on the Company’s regular pay periods during the 24 months immediately following his resignation (value is $4,802,434, consisting of his Fiscal 2011 base salary and annual incentive as reported in the Summary Compensation Table and multiplied by 2 and paid in

Canadian dollars without regard to foreign exchange rates); (b) continued participation in all health and welfare plans for himself and his family for a period of two years to the extent permitted by the Company’s carriers (value is $24,045 based on the current costs of these benefits); and (c) accelerated vesting of any previously awarded and unvested RSUs at the time he ceases to be member of the Board (the value of acceleration, which occurred upon Mr. Balsillie’s resignation as a Board member in March 2012,  is $3,102,750 – calculated using the NASDAQ closing price of Common Shares on March 2, 2012 of USD $13.79).  The total value of these entitlements is $7,929,229.  Mr. Balsillie also agreed to certain restrictive covenants with the Company in consideration of these entitlements.

The Company has also recently entered into transition agreements with each of Messrs. Rowan and Yach which provide compensation.  Pursuant to their respective transition agreements, each is now a Special Advisor to the Company until October 5, 2012 unless such transition periods are shortened in accordance with the terms of their agreements. Upon conclusion of their transition periods and Special Advisor roles, their respective entitlements pursuant to such agreements are set out below.

•
Mr. Rowan is entitled to receive: (a) a lump sum payment equal to 20 months of his then current salary; and (b) a continuation (to the extent permitted by the Company’s carriers) of all non-equity benefits for 20 months.

•
Mr. Yach is entitled to receive: (a) a lump sum payment equal to 24 months of his then current salary; and (b) a continuation (to the extent permitted by the Company’s carriers) of  all non-equity benefits for 24 months.

The value of these entitlements is as follows:

(USD Dollars)1	Salary	Benefits	Total
James Rowan	$1,089,767	$16,441	$1,106,208
David Yach	$1,307,721	$19,729	$1,327,450

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 0.9913 for Fiscal 2012.

Long Term Incentive Plans

The Company's Stock Option Plan includes provisions relating to a change of control of the Company and termination of employment as follows:

•
If there is a take-over bid or issuer bid (as such terms are defined in the Stock Option Plan) made for all or any of the issued and outstanding Common Shares, the Board of Directors may, by resolution, permit all stock options outstanding under the Stock Option Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

•
In such situation, if the Board of Directors passed a resolution to trigger immediate vesting, then all outstanding stock option awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
In case of termination of employment for any reason (other than death), a participant under the Stock Option Plan may, but only within 90 days following termination, exercise his or her stock options to the extent that he or she was entitled to exercise such stock options at the date of termination.  This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change of control of the Company.

The Company's RSU Plan includes provisions relating to a change of control of the Company and termination of employment as follows:

•	In case of a change of control (as defined in the plan), the Board of Directors or the CNG Committee shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.  In such a situation, if the Board of Directors or the CNG Committee passes a resolution to trigger immediate vesting, then all outstanding RSU awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
Any RSU award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason, unless otherwise determined by the Board of Directors or the CNG Committee at or after the time of the grant.

2.  Directors’ Compensation

Director Fee Schedule

Directors who are also officers of the Company receive no additional remuneration for acting as directors.  In Fiscal 2008, the independent directors of the Company, upon recommendation of the then Nomination & Governance Committee and after consultation with its then independent compensation advisor, Towers Perrin, adopted a revised compensation package for directors who are not officers of the Company.  From Fiscal 2008 until and including Fiscal 2011, director compensation amounts remained unchanged.

In early Fiscal 2012, the CNG Committee reviewed director compensation with a view to ensuring that director compensation for Fiscal 2012 remained competitive, reflected the Company’s global position and remained sufficient to attract and retain directors outside of Canada.  As part of its review of director compensation, the CNG Committee reviewed and considered data on director compensation in both Canada and the United States, including data from a non-employee director compensation study of Frederic Cook and information from Towers Watson on director compensation practices of large Canadian public companies having a median annual revenue similar to the Company at the time.  In particular, it reviewed the Company’s then current director total cash compensation, total equity compensation, cash/equity mix and chair retainers relative to the same data at the 50th percentile for the Canadian and United States companies considered.  As result of the review, the Board of Directors approved certain changes to director compensation for Fiscal 2012 to place the Company’s director compensation between the 50th percentile of the Canadian company director compensation and the 50th percentile of the United States company director compensation with a bias to lower total compensation closer to the practices of Canadian companies.  The Board approved such changes as outlined in the below chart:

Compensation1	Fiscal 2012	Fiscal 2011
Initial Retainer	$150,000	$150,000
Annual board retainer with 50% paid in DSUs and 50% payable in either cash and/or DSUs at the election of the director) 2	$200,000	$150,000
Additional annual retainer for Lead Director/Chair	$40,000	$40,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for CNG Committee Chair 3	$20,000	$15,000
Additional annual retainer for Strategic Planning Committee Chair 4	$10,000	-
Additional annual retainer for Innovation Committee Chair 5	$10,000

1.	All amounts are in CDN dollars.
2.	See the Annual Board Retainer and the Deferred Share Unit Plan sections below for an overview of a director’s ability to receive DSUs as a method of payment.
3.	The CNG Committee Chair retainer was increased in recognition of the increased activities of the CNG Committee in the areas of executive compensation, governance and nomination responsibilities.
4.	The Strategic Planning Committee Chair retainer was established in recognition that the committee had begun meeting on a quarterly basis since March 2010.
5.	The Innovation Committee was constituted in January 2012 and the Chair retainer was established for Fiscal 2013 in recognition that the committee is expected to meet on a quarterly basis.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board of Directors retainer is paid to each new director who is not a Company officer upon becoming a member of the Board of Directors.  Accordingly, Mr. Heins did not receive an Initial Retainer upon becoming a member of the Board nor did Messrs. Lazaridis and Balsillie upon ceasing to become officers of the Company while remaining as directors.  In Fiscal 2012, the initial retainer was set at CDN$150,000.  The initial retainer is satisfied in the form of DSUs and directors are required to retain all DSUs granted in satisfaction of the initial Board of Directors retainer until they cease to be members of the Board of Directors.

Annual Board Retainer

In Fiscal 2012, the annual board retainer was increased to CDN$200,000 and paid 50% in DSUs and the other 50% was payable in cash or a combination of cash and DSUs at the election of the director pursuant to the DSU Plan.  In Fiscal 2013, the portion of the annual board retainer payable in DSUs was increased from 50% to 60% and the portion payable in cash or a combination of cash and DSUs at the election of the director was decreased from 50% to 40%.  These changes were implemented as a result of the Board of Directors review of director compensation in Fiscal 2012, which included input from its independent compensation consultant.  The changes were also made in an effort to ensure that director compensation remained competitive at a time when the Board of Directors was actively recruiting new members, including outside of Canada, and to better align the cash/equity mix with that at the 50th percentile of the Canadian and United States companies considered.   Directors are required to retain all DSUs acquired with the dedicated annual board retainer until they cease to be members of the Board of Directors.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 60% of his or her annual retainer, and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company.  Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors.  In 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company.  Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial board retainer, which are granted in their entirety on the first award date after the director joins the Board of Directors).  Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs for cash until the director ceases to be a member of the Board of Directors.  The director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board of Directors.  DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s Common Shares over the five trading days preceding the redemption date.  The DSU Plan and the granting of DSUs to directors align director and shareholder interests in that the value of DSUs is directly tied to the value of the Common Shares.

Share Ownership Guidelines

From Fiscal 2008 until Fiscal 2011, inclusive, the Board of Directors adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than five times the annual retainer paid to directors (CDN $750,000 based on the current annual retainer).  In Fiscal 2012, as part of the Board of Directors review of director compensation and taking into consideration the increase in the annual retainer to CDN $200,000, the Board of Directors revised the guideline to four times the increased annual retainer.  Overall this represented an increase in the amount of Common Shares that directors need to hold from CDN $750,000 to CDN $800,000 as a result of the increased annual retainer.  The test used to determine a director’s compliance with the guidelines is based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director.  Directors are expected to reach this level by 2012 (the fifth anniversary of adoption of the guideline), or for new directors, within five years of joining the Board of Directors. The DSUs awarded to directors over five years will satisfy the shareholding guideline if directors elect to receive their annual retainer solely in DSUs.  The shareholding guideline has been satisfied by Messrs. Lazaridis, Kerr,

Richardson, Martin and Wetmore and by Ms. Stymiest.  Mr. Watsa and Ms. Kotchka have not yet served as a member of the Board for five years and have additional time to meet the guideline.

Directors’ Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board of Directors and its committees in Fiscal 2012:

Name	Total Fees Earned ($) CDN	Amounts Paid in Cash ($) CDN	Amounts Paid In DSUs ($) CDN	% of Total Fees Earned Taken in DSUs
Jim Balsillie1	$33,333	$8,333	$25,000	75%
David Kerr3	$203,125	$103,125	$100,000	49%
Claudia Kotchka2	$300,000	$37,500	$262,500	88%
Mike Lazaridis1	$33,333	$8,333	$25,000	75%
Roger Martin7	$210,000	Nil	$210,000	100%
John Richardson4	$235,000	Nil	$235,000	100%
Barbara Stymiest5	$226,875	Nil	$226,875	100%
Antonio Viana-Baptista	$200,000	Nil	$200,000	100%
Prem Watsa2	$183,000	$8,333	$175,000	96%
John Wetmore 6	$220,000	$72,000	$148,000	67%

1.
Messrs. Lazaridis and Balsillie became eligible to receive an annual retainer for their service as non-officer directors commencing as of their resignations as Co-CEOs in January 2012.  These amounts reflect a pro rated annual retainer for the period commencing as of January 2012 and ending on the last day of Fiscal 2012.  The allocation of the pro rated annual retainer between cash and DSUs was determined pursuant to the terms of the DSU Plan and not by the election of Messrs. Lazaridis and Balsillie.

2.	Ms. Kotchka’s and Mr. Watsa’s Total Fees Earned include Initial Retainers of $150,000 in connection with their election to the Board.
3.
Mr. Kerr’s Total Fees Earned includes a pro rated portion of the $25,000 Audit and Risk Management Committee Chair retainer for the period commencing as of his appointment as Chair of the committee in January 2012 and ending on the last day of Fiscal 2012.

4.
Mr. Richardson’s Total Fees Earned includes a pro rated portion of the $40,000 Lead Director retainer for the period commencing as of the beginning of Fiscal 2012 and ending in January 2012 when he ceased to be the Lead Director and Ms. Stymiest became the independent Chair of the Board of Directors.

5.
Ms. Stymiest’s Total Fees Earned includes a pro rated portion of (a) the $40,000 Lead Director/Chair retainer for the period commencing as of January 2012 when she became the independent Chair of the Board of Directors and (b) the $25,000 Audit and Risk Management Committee Chair retainer for the period commencing as of the beginning of Fiscal 2012 and ending in January 2012 when she ceased to be the Chair of the Audit and Risk Management Committee.

6.	Mr. Wetmore’s Total Fees Earned include an annual retainer of CDN $15,000 on account of his position as Chair of the CNG Committee.
7.	Mr. Martin’s Total Fees Earned include an annual retainer of CDN $10,000 on account of his position as Chair of the Strategic Planning Committee.

Outstanding Stock Options and DSU Awards

Set out below is a summary of the outstanding stock options and DSU awards for each of the non-officer directors of the Company as at March 3, 2012 (including stock options granted and DSUs credited to each director before Fiscal 2012):

	Stock Option Awards				DSU Awards
Name	Number of Securities Underlying Unrestricted Unexercised Options (#)	Option Exercise Price ($) CDN	Option Expiration Date	Value of Unrestricted In-the-money Options1	Number of DSUs that Have Not Vested (#)	Market Value of DSUs that Have Not Vested2, 3
James L. Balsillie					1,838	$25,3494
David Kerr					11,465	$158,106
Claudia Kotchka					11,508	$158,696
Mike Lazaridis					1,838	$25,349
Roger Martin					18,355	$253,121
John Richardson	15,000	$29.7333	7-Apr-12	NIL	20,089	$277,025
Barbara Stymiest					20,554	$283,442
Antonio Viana-Baptista					15,2545	$210,359
Prem Watsa					12,868	$177,445
John Wetmore					13,939	$192,217

1.
Canadian option values, calculated using the TSX closing price of Common Shares on March 2, 2012 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 0.9787 on March 2, 2012.

2.	DSU awards do not have vesting conditions/requirements and are redeemable for cash by directors upon ceasing to be a member of the Board of Directors. See “Deferred Share Unit Plan” above.
3.	DSU awards were valued using the NASDAQ closing price of Common Shares on March 2, 2012 of USD $13.79.
4.	Mr. Balsillie’s DSUs vested upon him ceasing to be a member of the Board of Directors in March 2012.
5.	Mr. Viana-Baptista’s DSU award will vest upon him ceasing to be a member of the Board of Directors at the Meeting.

The following chart illustrates the impact of the decline in value of the Company’s Common Shares on the DSU awards to directors.

Name	Year of Grant	Original Value of Unvested DSU Awards on Award Date1	Current Value of Unvested DSU Awards on Last Day of Fiscal 20122
James L. Balsillie	2012	$25,349	$25,349
	2011	-	-
	2010	-	-
	Total	$25,349	$25,349

David Kerr	2012	$99,947	$65,774
	2011	$109,949	$26,556
	2010	$105,004	$20,867
	Total	$314,901	$113,196

Claudia Kotchka	2012	$264,262	$158,696
	2011	-	-
	2010	-	-
	Total	$264,262	$158,696

Mike Lazaridis	2012	$25,349	$25,349
	2011	-	-
	2010	-	-
	Total	$25,349	$25,349

Roger Martin	2012	$209,888	$138,126
	2011	$146,599	$35,407
	2010	$140,006	$27,822
	Total	$496,494	$201,355

John Richardson	2012	$234,803	$152,788
	2011	$185,692	$44,849
	2010	$177,341	$35,241
	Total	$597,836	$232,879

Barbara Stymiest	2012	$226,782	$149,893
	2011	$171,032	$41,309
	2010	$163,340	$32,459
	Total	$561,154	$223,661

Antonio Viana-Baptista	2012	$199,894	$131,548
	2011	$146,599	$35,407
	2010	$189,401	$43,403
	Total	$535,894	$210,359

Prem Watsa	2012	$177,445	$177,445
	2011	-	-
	2010	-	-
	Total	$177,445	$177,445

John Wetmore	2012	$147,921	$97,346
	2011	$108,483	$26,202
	2010	$103,604	$20,588
	Total	$360,009	$144,136

1.	DSU awards were valued using the fair market value of Common Shares on the NASDAQ on the award date.
2.	DSU awards were valued using the NASDAQ closing price of common shares on March 2, 2012 of USD $13.79.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $940,000. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.   In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must to repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at March 3, 2012 the number of Common Shares to be issued upon exercise of outstanding stock options or RSUs, the weighted average exercise price of such outstanding stock options or RSUs and the number of Common Shares remaining available for future issuance under equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options or RSUs	Weighted-average exercise price of outstanding options or RSUs	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	3,617,869	$73.86	14,958,505

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Effective July 2007, directors who are not officers of the Company are not eligible to receive grants of stock options.  The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company.  The Company granted no options to purchase Common Shares pursuant to the Stock Option Plan during Fiscal 2012 and instead granted RSUs as long-term incentive compensation. The CNG Committee and the Company's management are of the view that RSU recipients view RSUs positively and the Company may benefit from increased retention value as a result of RSU awards.  As at the Record Date, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and the RSU Plan (as defined below) is 18,576,374 representing approximately 3.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 3,144,569 Common Shares, representing approximately 0.6% of the Company's issued and outstanding Common Shares on a non-diluted basis (as of the Record Date), are currently outstanding under the Stock Option Plan.  This leaves 15,431,805 Common Shares, representing approximately 2.9% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan.

Pursuant to the Company’s Policy on Granting Equity Awards (the “Policy”) described below, the Stock Option Plan is administered by the CNG Committee.  Each of the Board of Directors and the CNG Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date in accordance with the Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the CNG Committee. Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board of Directors or CNG Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) ninety days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the CNG Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduce the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; or (f) require  approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

In Fiscal 2012, the Stock Option Plan was amended to allow for the Board to approve stock option awards based on an aggregate dollar value of the award to be granted.  The aggregate dollar value is then divided by the closing price of the Common Shares on the TSX or the NASDAQ Stock Market, as the case may be, on the day on which the option is granted in order to determine the actual number of Common Shares covered thereby.  Previously, the Stock Option Plan only contemplated the approval of an award expressed as a number of Common Shares covered by options.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of external consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan.  The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan.

RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board of Directors or CNG Committee at the time of grant, in its sole discretion.  Any Common Shares issued by the Company under the RSU Plan will reduce the amount of Common Shares available for issuance under the Stock Option Plan.  Common Shares purchased on the open market by a trustee selected by the Company will not reduce the amount of Common Shares available for issuance under the Stock Option Plan.  There are currently 8,594,315 RSUs outstanding which will, upon vesting, be satisfied by Common Shares purchased on the open market by a trustee selected by the Company.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”).  The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above.  Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee and officer of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant.  Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable without the consent of the Board of Directors or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

In Fiscal 2012, the RSU Plan was amended to allow for the Board to approve RSU awards based on an aggregate dollar value of the award to be granted.  The aggregate dollar value is then divided by the closing price of the Common Shares on the TSX or the NASDAQ Stock Market, as the case may be, on the day on which the RSU is granted in order to determine the actual number of RSUs awarded.  Previously, the RSU Plan only contemplated the approval of an award expressed as a number of RSUs.

Company’s Policy on Granting Equity Awards

The Board of Directors has adopted the Policy, which is summarized below.

Under the Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans.  There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board of Directors or to any officer or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results).  If the meeting of the CNG Committee is held prior to the second trading day following the day that the Company publicly releases its results, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date will be the trading day on which the special trading blackout is terminated).  If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at May 22, 2012, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries.  In addition, no director, senior officer, proposed nominee for election as a director of the Company nor any associate of any director, senior officer or proposed nominee was indebted to the Company in Fiscal 2012.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.  Furthermore, no “informed person” of the company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Chief Executive Officer and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule “B” to this Management Information Circular.

Independence of the Board of Directors

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the Board of Directors with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that Mr. Timothy Dattels, Mr. David Kerr, Ms. Claudia Kotchka, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest, Mr. John Wetmore and Mr. Prem Watsa are each independent directors within the meaning of the Rules and Regulations.  Mr. Lazaridis is considered to have a material relationship with the Company by virtue of his former executive officer position held with the Company and therefore, is not independent.  Likewise, Mr. Heins is not independent since he is currently the President and CEO of the Company.  With eight of the ten directors proposed to be nominated considered independent, over three quarters of the members of the Board of Directors are independent directors.  Other than the chair of the newly constituted Innovation Committee, Mr. Lazaridis, the chairs of all of the other committees of the Board of Directors are independent directors.

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company.  The Board of Directors discharges its responsibility directly and, in part, through the Audit and Risk Management Committee, Strategic Planning Committee, the CNG Committee and Innovation Committee.  The Board of Directors operates pursuant to a written mandate, which was updated to reflect the appointment of an independent Chair and Vice Chair in Fiscal 2012 and to more clearly articulate their respective roles and responsibilities.  The current Board Mandate is set out in Schedule “C” of this Management Information Circular.  The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

1)	ensuring that a culture of integrity is created throughout the organization;
2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Company;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board of Directors;
5)	reviewing the Company’s organizational structure and succession planning;
6)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other senior management), approving his or her compensation and reviewing the Company’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Company;
8)	monitoring the integrity of internal control and management information systems; and
9)	developing the Company’s approach to corporate governance.

In January 2012 and in furtherance of its responsibilities for the Company’s organizational structure and succession planning, the Board of Directors implemented a succession plan by appointing Mr. Heins as President and CEO.  The Company has also recently announced the appointments of a Chief Operating Officer and Chief Marketing Officer.  The Company’s succession plan is primarily focused on the Executive Officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors.  The succession plan also reviews executive turnover and open/pending executive requisitions.  The Board, including its CNG Committee, periodically reviews and monitors the succession plan.  The plan is updated as deemed appropriate.

Majority Vote Policy

In March 2011, the Board of Directors adopted a Majority Vote Policy.  The policy only applies to an “uncontested election” of Board of Director nominees which for the purposes of the policy means an election where the number of nominees for members of the Board of Directors is equal to the number of members to be elected.  If, with respect to any Board of Director nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board of Directors his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board pursuant to section 4.06 of By-Law A3.  The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board of Directors must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation.  With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board of Directors shall accept the resignation.  In considering whether to accept or refuse the resignation, the Board of Directors will consider all factors deemed relevant by members of the Board of Directors including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee.  Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board of Directors or any of its committees regarding his or her resignation.

The Board of Directors will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

Advisory Vote on Executive Compensation

As discussed in greater detail in the section entitled “Advisory Vote on Executive Compensation” the Board of Directors adopted the Policy in March 2012, a copy of which is set out in Schedule “A”. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders, beginning at this Meeting.

Consistent with the Policy, the annual vote is an advisory vote only and is not binding on the Board of Directors which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote.  However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy in Schedule “A”.

BOARD COMMITTEES

During Fiscal 2012, the Board of Directors had four committees: the Audit and Risk Management Committee, the CNG Committee, the Strategic Planning Committee and the Innovation Committee constituted in January 2012.  Each of the committees, other than the Strategic Planning Committee (which included Messrs. Lazaridis, Balsillie and Heins) and the Innovation Committee (which included Messrs. Heins and Lazaridis), was composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit and Risk Management Committee met six times during Fiscal 2012 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors.  The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit and Risk Management Committee and administratively to the Chief Executive Officer, Mr. Heins.  The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The role of the Audit and Risk Management Committee was enhanced during Fiscal 2010 to better encompass risk management in a number of areas and as a result the then Audit Committee was renamed the Audit and Risk Management Committee.  In particular, the committee’s Charter was enhanced to specifically address oversight of risk management and to acknowledge/address the increasing focus on risk management in the governance realm generally.  The Company’s Risk Management and Compliance Council now provides quarterly updates on its activities to the committee.  In addition, the Charter of the committee was further enhanced to better reflect best practices for audit committees, better align with other Board of Director committee charters and assume certain duties of the dissolved Oversight Committee.  The Charter, as approved by the Board of Directors, is appended to the Company’s Fiscal 2012 Annual Information Form.  Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2012 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan/ RSU Plan and reporting to shareholders concerning executive compensation.  It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters.  The Charter of the CNG Committee is available on the Company’s website at www.rim.com.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by management of the Company.  In December 2011, the Board Directors formally reconstituted the committee as a committee of the whole Board because all directors were typically participating in the committee meetings and strategic planning oversight.  The Strategic Planning Committee had four meetings in Fiscal 2012.  In December of 2009, the committee adopted, and the Board of Directors approved, a Charter for the committee.

In January 2012, the Board of Directors constituted the Innovation Committee.  The Innovation Committee is involved in assisting the Board of Directors’ oversight of the Company’s ongoing strategy for innovation and the pursuit of a culture of innovation.  The committee’s inaugural meeting occurred in March 2012 at which time the committee adopted, and the Board of Directors approved, a Charter for the committee.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases of financial results, and the review of other regulatory documents as required.  The committee is also responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services, the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

In addition, the committee has oversight over risk management and the activities of the Company’s Risk Performance and Audit Group.  In Fiscal 2010, the Board of Directors and the committee adopted amendments to the committee’s Charter to provide, among other things, more focus on risk management and oversight matters, including providing for the committee’s review of major risks, management’s risk appetite and the Company’s risk management process. The committee reviews and approves the annual audit universe and plan of the Risk Performance and Audit Group and receives quarterly updates from the Group on its progress on executing the plan. The committee also receives quarterly reports from the Company’s Risk Management and Compliance Council on matters within its purview.

The committee, which consists entirely of independent directors who meet the independence requirements for members of an audit committee under the U.S. Exchange Act and applicable Canadian provincial securities law, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, and to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company.  In addition, the committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters.  The independent auditors have full and unrestricted access to the committee to discuss audit findings, financial reporting and other related matters.  The committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.  The committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the committee has recommended to the Board of Directors approval of the audited consolidated financial statements, the notes thereto and MD&A for Fiscal 2012.

The members of the Audit and Risk Management Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report presented by:

David Kerr (Committee Chair)
Claudia Kotchka
John Richardson
Barbara Stymiest

For additional information regarding the Audit and Risk Management Committee, including the text of the committee’s mandate which is also posted on the Company’s website at www.rim.com, please refer to the “Audit and Risk Management Committee” section of the Company’s Fiscal 2012 Annual Information Form.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the Form 40-F to shareholders containing the audited consolidated financial statements for the year ended March 3, 2012 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to March 3, 2012;

(iii)	the Fiscal 2012 Annual MD&A;

(iv)	the Fiscal 2012 Annual Information Form; and

(v)	this Management Information Circular.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy.  Except where otherwise indicated, information contained herein is given as of May 22, 2012.

The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board of Directors of the Company on May 24, 2012.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 24th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Barbara Stymiest, Chair

SCHEDULE “A”

Policy of the Board of Directors

‘Say on Pay’ Advisory Vote

The Board of Directors (the "Board") of Research In Motion Limited (the "Company") believes that the Company’s shareholders should have the opportunity to understand the objectives, strategy and philosophy that the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of the ‘Say on Pay’ Advisory Vote

The purpose of the ‘Say on Pay’ advisory vote is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation.  While shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders.

Form of Resolution

The management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the [insert year] annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

Results of the ‘Say on Pay’ Advisory Vote

As this is an advisory vote, the results will not be binding upon the Board.  However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of shareholders cast votes against the resolution, the Board will consult with its shareholders, particularly those who are known by the Company to have voted against it, in order to understand their concerns.  The Board will also review its approach to executive compensation in the context of those concerns.  Shareholders who have voted against the resolution will also be encouraged to contact the Board to discuss their specific concerns.  In the event a majority of the votes cast on the resolution are positive, but holders of a significant number of shares in the Company have voted negatively, the Board may nonetheless, at its discretion, undertake the above engagement process.

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management information circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the above engagement process and an explanation of the changes to the Company’s approach to executive compensation made or to be made by the Board or why no changes will be made.

Review of this Policy

The Board recognizes that ‘Say on Pay’ is an evolving area in Canada and globally, and will review this Policy annually with a view to assessing its effectiveness relative to its objectives.

SCHEDULE “B”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Eight of the ten current Board of Directors (“Board”) members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): David Kerr, Claudia Kotchka, Roger Martin, John Richardson, Barbara Stymiest, Antonio Viana-Baptista, Prem Watsa and John Wetmore.  See “Report on Corporate Governance Practices – Independence of the Board of Directors” in this Management Information Circular for further details on the Board’s determination of independence. In addition, eight of the ten nominees also qualify as independent directors.  If the proposed nominees to the Board are elected at the Meeting, they will continue to qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Two of the current Board members, Thorsten Heins, and Mike Lazaridis, do not qualify as independent directors under the Audit Committee Instrument and Corporate Governance Instrument because Mr. Heins is an officer and Mr. Lazaridis is a former officer of the Company.  See “Report on Corporate Governance Practices – Independence of the Board of Directors” in this Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority (eight of ten directors) of the current Board are independent and if the nominees proposed for election in this Management Information Circular are elected at the Meeting, a majority (eight of ten directors) of the directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during Fiscal 2012 via four in-camera sessions at regularly scheduled quarterly meetings of the Board.  The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of the committee.

 See "Business to be Transacted at the Meeting - Election of Directors – Director Attendance, Committee Membership & Fiscal 2012 Meetings" for a listing of all Board and Committee meetings.

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

In January 2012, the Board appointed Ms. Barbara Stymiest as Chair of the Board.  Ms. Stymiest is an independent director and responsible for facilitating the effective functioning of the Board independently of management of the Company and for providing independent leadership to the Board.  The Board Mandate attached to this Management Information Circular as Schedule “C” sets out other responsibilities of the Chair.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The written mandate of the Board is attached to this Management Information Circular as Schedule “C”.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”.

3.(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board mandate includes a mandate for the Chair and Vice Chair. The Board has developed written mandates for the chair and the chair of each Board committee as set out in the respective committee charters.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
In Fiscal 2013, the Board adopted a position description for Mr. Heins as President and CEO.

4. (a)	Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
All new directors of the Company receive a comprehensive orientation.  The orientation includes: meeting the Chair of the CNG Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board Mandate and committee Charters; a briefing from the Company's internal and external legal counsel on their legal duties, corporate and securities obligations and the Company's corporate governance procedures and policies; meeting with each of the Executive Officers and certain other senior management in order to understand the Company's products, operations and key functions; and a tour of Company manufacturing and operations facilities.  The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees.  To allow the Board and committees additional time to conduct their respective business and to allow for education/orientation sessions, the Board moved the CNG Committee and the Audit and Risk Management Committee quarterly meetings to the day preceding the quarterly Board meeting. A Board dinner also typically occurs on the evening preceding the quarterly Board meeting and provides the Board an opportunity to privately (or with management invitees) discuss the Company’s business in a more informal setting.  The Strategic Planning Committee meets on the day of the quarterly Board meeting and provides new directors with an excellent opportunity to learn about the Company’s business from senior management attendees and other Board members.  The Board intends to review the Company's continuing orientation/education efforts periodically as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s Charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs.  Education occurs as part of the regular business of the Board and its committees.  The opportunities for education of Board members, at the Board and Board committee meetings, have increased over recent years.  To allow the Board and committees additional time to conduct their respective business and to allow for education sessions, the Board has moved the CNG Committee and the Audit and Risk Management Committee quarterly meetings to the day preceding the quarterly Board meeting.  The quarterly Board dinner is also intended to have an educational component.

In September of Fiscal 2011, the CNG Committee reviewed Board education during the preceding twelve months and recommended to the Board, and the Board approved, that the Board Mandate be amended to require that: (i) individual directors seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2012, members of Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments, a variety of topics in quarterly materials from Ernst & Young LLP, business, competitive and strategic matters in connection with the quarterly Strategic Planning Committee meetings, revenue recognition practices, taxation, business acquisition accounting and Xtensible Business Reporting Language (XBRL).  The Board intends to review the Company's continuing education efforts periodically as appropriate.

5. (a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees of the issuer. If the Board has adopted a written code:
In March 2011, the Company adopted a new written code of business standards and principles (the “Code”) for the directors, officers and employees of the Company.  The Code replaced the Company’s previous code of ethics and is one of three policies that comprise the Company’s Business Standards and Principles.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on SEDAR at www.sedar.com  and on the Company’s website at www.rim.com/investors/governance, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read, understand and will comply with the Code.  As of the end of Fiscal 2010, the Company implemented a whistleblower program that made whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems.  The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the RIM EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity.  Employees have been advised of whistleblower program as part of the Company’s Business Standards and Principles acknowledgement program which is conducted annually and includes an acknowledgement of the Code.  Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, the Board mandate was updated in Fiscal 2011 to confirm that the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company.  Other than matters currently within the purview of the Corporate Disclosure Committee, accountability for the compliance program was assigned to the Company’s Risk Management and Compliance Council in Fiscal 2011, which consists of senior management members representing all of the significant areas of the Company’s business.  The Risk Management and Compliance Council’s mandate was also augmented to include the responsibility for broader oversight of a compliance program appropriate for the Company, including its existing compliance initiatives, legal/regulatory compliance (other than matters currently within the purview of the Corporate Disclosure Committee) and internal corporate policies approved by the Board.  The Risk Management and Compliance Council reports to the CEO.  The Chair of the Risk Management and Compliance Council also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities.  The committee, through its Chair, will report out to the Board, at least quarterly.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report since the beginning of Fiscal 2012 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and a guideline that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

•     Code of Business Standards and Principles;
•     Prevention of Improper Payments Policy; and
•     Insider Trading Policy.

Employees are asked to acknowledge the Business Standards and Principles on an annual basis.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

6. (a)	Describe the process by which the Board identifies new candidates for Board nomination.
The CNG Committee is governed by a formal Charter and has the responsibility for nominating new directors.  In Fiscal 2010, the CNG Committee adopted new selection criteria for recruiting a new director.  Using these selection criteria, the Board appointed Mr. Viana-Baptista to the Board in September 2009, nominated Ms. Claudia Kotchka in July 2011, appointed Mr. Prem Watsa in January 2012 and nominated Mr. Dattels in July 2012 in each case on the recommendation of the CNG Committee.  Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms or by individual referrals.  The selection criteria included criteria relating to:

-   the specific skill set and experience required on the Board at a given time taking into account the skill sets of the other Board members, including high technology, telecommunications, marketing and worldwide operational experience;
-   personal characteristics, including integrity and high ethical standards; and
-   other considerations.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The CNG Committee is composed entirely of independent directors, being, David Kerr, John Richardson, John Wetmore, Mr. Viana-Baptista and Barbara Stymiest.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors.  The responsibilities of the CNG Committee relating to nominations are also contained in the Committee’s Charter which is available at www.rim.com.

7. (a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
Details of the compensation paid to independent directors and officers of the Company can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under “Executive and Director Compensation”.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The CNG Committee is composed entirely of independent directors, being David Kerr, John Richardson, John Wetmore, Mr. Viana-Baptista and Barbara Stymiest.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.rim.com.

8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Company has a Strategic Planning Committee and an Innovation Committee. The current members of the Strategic Planning Committee and Innovation Committee are set forth under each of the director’s biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”.  Additional information on the Strategic Planning Committee/Innovation Committee and its membership can be found under the heading “Board Committees”.  Since the inception of the Strategic Planning Committee, all members of the Board have also generally attended and participated in meetings of the committee during which management and the Committee discuss and put forward strategic initiatives for the Company.  In September 2011, the Strategic Planning Committee became a committee of the whole Board.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  In Fiscal 2011, a Board effectiveness questionnaire and follow-up process was developed and undertaken.  The same questionnaire and process was used in Fiscal 2012.  Through the questionnaire completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are being formally assessed with respect to their effectiveness and contribution.  The completed questionnaires are reviewed by the Chair who subsequently discusses with each director their respective questionnaires and reports to the Board on the results of the evaluation process.

SCHEDULE “C”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed four standing committees, an Audit & Risk Management Committee, Compensation, Nomination & Governance Committee, Strategic Planning Committee and Innovation Committee, to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities.  Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	promoting a culture of integrity throughout the organization;
2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Corporation;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;
5)	reviewing the Corporation’s organizational structure and succession planning;
6)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other senior management), approving his or her compensation and reviewing the Corporation’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Corporation;
8)	monitoring the integrity of internal control and management information systems; and
9)	developing the Corporation’s approach to corporate governance.

2.	BOARD CHAIR AND RESPONSIBILITIES

The Directors will elect one of the Directors to be the Board Chair.  The Chair will be “independent” within the meaning of applicable securities laws and stock exchange rules. The Chair will facilitate the effective functioning of the Board independently of management of the Corporation and will provide independent leadership to the Board.  The responsibilities of the Chair will include, among other things, the following:

1)	Assume primary responsibility for the independent and effective operation of the Board while maintaining a close working relationship with senior management of the Corporation;
2)	Act as liaison between the Board and the Chief Executive Officer;
3)	In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between senior management personnel and the Board;
4)	Lead the Board in monitoring and influencing strategic management;
5)
Ensure that the responsibilities of the Board are well understood by both the Board and management of the Corporation and the boundaries between the Board and management of the Corporation are clearly understood and respected;

2

6)	Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other senior management;
7)	Lead and oversee compliance with the governance policies of the Board;
8)	Ensure that the independent Directors have the opportunity, at each quarterly scheduled meeting, to meet without management personnel and non-independent Directors present;
9)
Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors, and ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law;

10)
Consult with the Board, the Chief Executive Officer and the Corporate Secretary to set board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;

11)	Oversee and facilitate the proper flow of information to the Board from Management;
12)	Convene and chair meetings of the Board and sessions of the Board consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation;
13)	Attend committee meetings as appropriate;
14)	Communicate with Directors between meetings as appropriate;
15)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;
16)	Chair annual and special meetings of the shareholders of the Corporation; and
17)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, one of the independent Chairs of a Board standing committee, as determined by a majority of the independent Directors, will perform the responsibilities of the Chair.

3.	VICE-CHAIR AND RESPONSIBILITIES

The Corporation has one Vice-Chair who is not an officer or employee of the Corporation. In addition to the Vice-Chair’s other responsibilities as a Director of the Corporation as described in Section 4 below, the Vice-Chair will provide strategic counsel and advice to the Chief Executive Officer as may be determined from time to time by the Board and the Vice-Chair taking into consideration, among other things, the scope and nature of counsel/advice requested by the Chief Executive Officer from time to time.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.
2)
Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.

3)
Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Director on the Board. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)
Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5)	Limit on Board Service: Refrain from serving concurrently on more than six (6) public company boards of directors, without the prior consideration and approval of the Board.
6)	Conflicts of Interest: Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation’s Code of Business Standards and Principles.

5.	METHOD OF OPERATION OF THE BOARD

1)	Meetings of the Board are held at least quarterly and as otherwise required.

3

2)	Independent Directors meet regularly without management of the Corporation and other non-independent Directors present.

6.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

295 Phillip Street
Waterloo, Ontario
Canada N2L 3W8
Tel: (519) 888-7465

7.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

C9999999999                      IND

—
Fold

Form of Proxy - Annual Meeting of Research In Motion Limited (the "Company") to be held on July 10, 2012

This Form of Proxy is solicited by and on behalf of Management of the Company.

Notes to proxy
1.
Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.

5.
The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1, 2 and 3.

6.
The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.

—
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting	Fold

8.	This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

Proxies submitted must be received by 10:00 a.m., Eastern Daylight Time, on July 6, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

—	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	—	Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	—	You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy, subject to the foregoing.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	SAM SAMPLE	C9999999999	+
IND C01

Appointment of Proxyholder
I/We, being shareholder(s) of the Company hereby appoint: Thorsten Heins, President and Chief Executive Officer of the Company, or failing him, Barbara Stymiest, Chair of the Board of Directors of the Company
OR	Print the name of the person you are appointing if this person is someone other than Thorsten Heins or Barbara Stymiest.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1, 2 and 3) and all other matters that may properly come before the Annual Meeting of the shareholders (the “Meeting”) of the Company to be held on July 10, 2012, at the Maureen Forrester Recital Hall, Wilfrid Laurier University, 75 University Avenue West, Waterloo, Ontario at 10:00 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BYHIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold	For	Withhold	For	Withhold

01. Timothy Dattels		02. Thorsten Heins		03. David Kerr
—
04. Claudia Kotchka		05. Mike Lazaridis		06. Roger Martin		Fold

07. John Richardson		08. Barbara Stymiest		09. Prem Watsa

10. John Wetmore

	For	Withhold

2.Appointment of Auditors

Resolution approving the re-appointment of Ernst & Young LLP as auditors of the Company and authorizing the Board of Directors to fix the auditors’ remuneration.

	For	Against

3.Advisory Vote on Executive Compensation

Non-binding advisory resolution that the shareholders accept the Company's approach to executive compensation as disclosed in the Management Information Circular for the Meeting
—
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in items 1, 2 and 3.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	9 9 9 9 9	1 2 3 8 3 9	1 P I Z	A R 2	R I M Q	+

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 14, 2012	By:		/s/ edel ebbs
			Name:	Edel Ebbs
			Title:	EVP, Executive Operations, Office of the CEO